Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)

of

Digitas Inc.

by

Pacific Acquisition Corp.
an indirect wholly owned subsidiary

of

Publicis Groupe S.A.

at

$13.50 Net Per Share

The offer and withdrawal rights will expire at 12:00 midnight,
New York City time, on Wednesday, January 24, 2007, unless the offer is extended.

A summary of the principal terms of the offer appears on pages (ii) and (iii). You should read this entire document carefully before deciding whether to tender your shares.

The Dealer Manager for the Offer is:

December 26, 2006

i

 SUMMARY OF THE OFFER

Principal terms

•	Publicis Groupe S.A., through its indirect wholly owned subsidiary, is offering to buy all outstanding shares of common stock of Digitas Inc., including the associated preferred stock purchase rights. The tender price is $13.50 per share in cash. Tendering stockholders will not have to pay brokerage fees or commissions.

•	The offer is the first step in our plan to acquire all of the outstanding Digitas shares, as provided in our merger agreement with Digitas. If the offer is successful (that is, if a majority of the Digitas shares on a fully diluted basis are purchased in the offer), we will acquire any remaining Digitas shares in a subsequent merger for $13.50 per share in cash. The stockholders of Digitas will have appraisal rights in the merger.

•	The initial offering period of the offer will expire at 12:00 midnight, New York City time, on January 24, 2007, unless we extend the offer.

•	If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the offer.

Digitas board recommendation

•	The board of directors of Digitas has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, has determined that the offer and the merger are advisable and in the best interests of the Digitas stockholders, and recommends that the Digitas stockholders accept the offer and tender their Digitas shares.

Conditions

We are not required to complete the offer unless:

•	we receive U.S. federal antitrust clearance and German antitrust clearance for the offer, and

•	at least a majority of the outstanding shares of Digitas common stock (assuming exercise of all stock options, warrants and other derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions of those securities) are validly tendered and not withdrawn prior to the expiration of the offer.

Other conditions of the offer are described on pages 27 and 28. The offer is not conditioned on Publicis obtaining financing.

Procedures for tendering

If you wish to accept the offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in the offer for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages 5 through 7.

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. Please call our information agent, MacKenzie Partners, Inc., at (800) 322-2885 for assistance. See pages 5 through 7 for further details.

•	If you hold your Digitas shares through a broker or bank, you should contact your broker or bank and give instructions that your Digitas shares be tendered.

ii

Withdrawal rights

•	If, after tendering your Digitas shares in the offer, you decide that you do not want to accept the offer, you can withdraw your Digitas shares by instructing the depositary before the offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Digitas shares. See pages 7 and 8 for further details.

Recent Digitas trading prices; subsequent trading

•	The closing price for Digitas common shares was:

$10.93 per share on December 19, 2006, the last complete trading day before we announced the merger agreement with Digitas, and

$13.36 per share on December 22, 2006, the last trading day before the printing of these materials.

Before deciding whether to tender, you should obtain a current market quotation for the shares.

•	If the offer is successful, we expect the Digitas shares to continue to be traded on the Nasdaq National Market until the time of the merger, although we expect trading volume to be below its pre-offer level.

Further information

•	If you have questions about the offer, you can call our Information Agent:

MacKenzie Partners, Inc.
(212) 929-5500 (Call Collect)
or
Call Toll-Free: (800) 322-2885

iii

To: All Holders of Shares of
Common Stock of Digitas Inc.

 INTRODUCTION

Pacific Acquisition Corp. (the ‘‘Purchaser’’), an indirect wholly owned subsidiary of Publicis Groupe S.A. (‘‘Publicis’’), is offering to purchase all outstanding shares of common stock of Digitas Inc. (‘‘Digitas’’), together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of January 25, 2005, as amended, between Digitas and American Stock Transfer & Trust Company, as Rights Agent (the ‘‘Rights Agreement’’), at a purchase price of $13.50 per share, net to the sellers in cash, without interest, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the ‘‘Offer’’). ‘‘Share’’ means a share of Digitas common stock, together with the associated preferred stock purchase right.

You will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to backup U.S. federal income tax withholding of 28% of the gross proceeds payable to you. See Section 3. We will pay all charges and expenses of American Stock Transfer & Trust Company, as Depositary (the ‘‘Depositary’’), Citigroup Global Markets Inc., as Dealer Manager (the ‘‘Dealer Manager’’), and MacKenzie Partners, Inc., as Information Agent (the ‘‘Information Agent’’), incurred in connection with the Offer. See Section 17.

The board of directors of Digitas has unanimously approved the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, has determined that the Offer and the Merger are advisable and in the best interests of the Digitas stockholders, and recommends that the Digitas stockholders accept the Offer and tender their Shares.

We are not required to purchase any Shares unless at least a majority of the outstanding Shares (assuming exercise of all derivative securities regardless of exercise or conversion price, the vesting schedule or other terms and conditions of those securities) are validly tendered and not withdrawn prior to the expiration of the Offer (the ‘‘Minimum Condition’’). The Offer is also subject to certain other terms and conditions. See Sections 1, 14 and 15.

We are making the Offer under the Agreement and Plan of Merger, dated as of December 20, 2006, by and among Digitas, Publicis and the Purchaser (the ‘‘Merger Agreement’’). Following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will merge with Digitas (the ‘‘Merger’’), with Digitas continuing as the surviving corporation and as a wholly owned subsidiary of Publicis. Except as described below, in the Merger, each outstanding Share that is not owned by Publicis, Purchaser or Digitas (other than (a) Shares owned by Digitas stockholders who perfect their appraisal rights under the General Corporation Law of the State of Delaware (the ‘‘DGCL’’), (b) Shares owned by any wholly owned subsidiary of Digitas or Publicis (other than the Purchaser) which will remain outstanding except that the number of such Shares shall be adjusted in the Merger to maintain relative ownership percentages, (c) Shares owned by Digitas, Publicis or the Purchaser, which shall be cancelled, and (d) unvested restricted Shares, which are issued for compensatory purposes, outstanding at the effective time of the Merger, which restricted Shares will be converted into restricted Publicis ordinary shares) will be converted into the right to receive $13.50 net in cash, or any higher price paid per Share in the Offer, without interest (the ‘‘Merger Consideration’’). Options to purchase Shares outstanding at the effective time of the Merger will become options to purchase ordinary shares of Publicis. Ordinary shares of Publicis are traded on Euronext Paris. Section 11 contains a more detailed description of the Merger Agreement. Section 5 describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

Bear, Stearns & Co. Inc. (‘‘Bear Stearns’’), Digitas’ financial advisor, has delivered to the Digitas board of directors a written opinion that, as of December 20, 2006, and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by

Digitas stockholders in the Offer and the Merger is fair, from a financial point of view, to Digitas stockholders. A copy of the opinion of Bear Stearns is included with Digitas’ Solicitation/Recommendation Statement on Schedule 14D-9 (the ‘‘Schedule 14D-9’’), which is being mailed with this document, and we recommend that Digitas stockholders read the opinion in its entirety for a description of the procedures followed, the matters considered and the assumptions made by Bear Stearns in arriving at its opinion.

Approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition and the other conditions of the Offer are satisfied and the Offer is completed, we will own a sufficient number of Shares to ensure that the Merger will be approved by Digitas stockholders. See Section 11.

Digitas has informed us that, as of December 15, 2006, there were 86,871,078 Shares issued and outstanding (including 1,091,773 restricted Shares), 14,250,173 Shares reserved for issuance upon the exercise of stock options outstanding on that date and 780,000 Shares reserved for issuance upon exercise of outstanding warrants.

The Offer is conditioned upon the fulfillment of the conditions described in Section 14. The initial offering period of the Offer will expire at 12:00 midnight, New York City time, on Wednesday, January 24, 2007, unless we extend it.

This Offer to Purchase and the related Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 on or prior to the Expiration Date. ‘‘Expiration Date’’ means 12:00 midnight, New York City time, on January 24, 2007, unless we determine, or are required in certain events specified below, to extend the period of time for which the initial offering period of the Offer is open, in which case Expiration Date will mean the time and date at which the initial offering period of the Offer, as so extended, will expire.

Upon the terms and subject to the conditions of the Offer, we will purchase, as soon as permitted under the terms of the Offer, all Shares validly tendered and not withdrawn prior to the expiration of the Offer. If, at the Expiration Date, the conditions of the Offer described in Section 14 have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, we may extend the Expiration Date for an additional period or periods of time by giving oral or written notice of the extension to the Depositary; provided, however, that in the event that (a) the required waiting periods under U.S. federal antitrust laws or under any material applicable foreign statutes or regulations, including clearance under the German Act against Restraints of Competition, have not expired or terminated early or clearance has not otherwise been obtained, we are required to extend the Offer until the expiration or termination of the applicable waiting periods under the U.S. federal antitrust laws and any material applicable foreign statutes or regulations, including clearance under the German Act against Restraints of Competition, or (b) the consummation of this Offer is prohibited or is materially limited pursuant to applicable laws or pending legal actions (as set forth in paragraphs (a) and (b) of Annex I to the Merger Agreement), we are required to extend the Expiration Date for additional periods until the earlier of five business days after the time such limitations no longer exist or such time at which such limitations have become final and non-appealable. These required extensions do not affect any party’s termination rights as set forth in the Merger Agreement. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw Shares. See Section 4.

In accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the ‘‘Securities Exchange Act’’) and the Merger Agreement, the Purchaser expressly reserves the right to provide a subsequent offering period of between three and twenty business days following the

Expiration Date. If included, a subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not tendered in the Offer. A subsequent offering period, if one is included, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a ‘‘business day’’ means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Subject to the applicable regulations of the Securities and Exchange Commission (the ‘‘SEC’’) and the terms of the Merger Agreement, we also reserve the right, in our sole discretion, at any time or from time to time, to (a) delay purchase of, or, regardless of whether we previously purchased any Shares, payment for, any Shares, pending receipt of any regulatory or governmental approvals specified in Section 15, (b) terminate the Offer (whether or not any Shares have previously been purchased) if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14, and (c) except as set forth in the Merger Agreement, waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement of that waiver. Notwithstanding the foregoing, all conditions will be satisfied or waived on or before the Expiration Date. We acknowledge that Rule 14e-1(c) under the Securities Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

The rights we reserve in the preceding paragraph are in addition to our rights pursuant to Section 14. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) promulgated under the Securities Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

As of the date of this Offer, the associated preferred stock purchase rights do not trade separately. Accordingly, by tendering Shares, you are automatically tendering a similar number of preferred stock purchase rights. If, however, the preferred stock purchase rights detach and separate right certificates are issued, tendering stockholders will be required to deliver rights certificates with the shares.

If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Securities Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, we decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, we will extend the Offer at least until the expiration of that period of ten business days.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition.

Consummation of the Offer is also conditioned upon expiration or early termination of all waiting periods applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the ‘‘HSR Act’’) and expiration of the applicable waiting periods or clearance prior to the expiration of the applicable waiting periods under the other applicable foreign statutes or regulations, including the German Act against Restraints of Competition, and the other conditions set forth in Section 14. We reserve the right (but are not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, we may, in our sole discretion, elect to (a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer and the Merger Agreement, (b) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, accept for payment all Shares so tendered, or (c) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering Digitas stockholders. In the event that we waive any condition set forth in Section 14, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to Digitas stockholders, require that the Offer remain open for an additional period of time and/or that we disseminate information concerning such waiver.

In the Merger Agreement, we have agreed that, upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for, all Shares validly tendered and not withdrawn prior to the expiration of the Offer as promptly as practicable after expiration of the Offer.

Digitas has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. We will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and we will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.	Acceptance for Payment and Payment.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of the Offer as so extended or amended), we will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions of the Offer set forth in Section 14. In addition, subject to applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 15.

For information with respect to approvals that we are required to obtain prior to the completion of the Offer, including under the HSR Act, under the German Act against Restraints of Competition and other laws and regulations, see Section 15.

In all cases, we will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (‘‘Share Certificates’’) or timely confirmation (a ‘‘Book-Entry Confirmation’’) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (‘‘DTC’’) pursuant to the procedures set forth in Section 3, (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer, and (c) any other documents that the Letter of Transmittal requires.

‘‘Agent’s Message’’ means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering Digitas stockholders for the purpose of receiving payment from us and transmitting payment to validly tendering Digitas stockholders.

Under no circumstances will we pay interest on the purchase price for Shares.

If we do not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, we will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3, the Shares will be credited to an account maintained within DTC), promptly following the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, we increase the price offered to holders of Shares in the Offer, we will pay the increased price to all holders of Shares that we purchase in the Offer, whether or not the Shares were tendered before the increase in price.

We reserve the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of our wholly owned subsidiaries, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares.     Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver Share Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the certificates. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

Book-Entry Transfer.     The Depositary will make a request to establish accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC may make book-entry delivery of Shares by causing DTC to transfer the Shares into the Depositary’s account at DTC in accordance with DTC’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at DTC, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.     A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an ‘‘Eligible Institution’’) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled ‘‘Special Payment Instructions’’ or the box labeled ‘‘Special Delivery Instructions’’ on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery.     If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

(a)    your tender is made by or through an Eligible Institution;

(b)    the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

(c)    the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

You may deliver the Notice of Guaranteed Delivery by hand or mail or transmitted by facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, we will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering Digitas stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at DTC.

Backup U.S. Federal Income Tax Withholding.     Under the backup U.S. federal income tax withholding laws applicable to certain Digitas stockholders (other than certain exempt Digitas stockholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 28% of the amount of any payments made to those Digitas stockholders pursuant to the Offer or the Merger. To prevent backup U.S. federal income tax withholding, a U.S. person (including a U.S. resident alien) must provide the Depositary with its correct taxpayer identification number and certify that you are not subject to backup U.S. federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal. To prevent backup withholding, a foreign person must establish an exemption to the satisfaction of the Depositary by providing the Depositary with an appropriate Form W-8, copies of which can be obtained from the Depositary.

Appointment as Proxy.     By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of Digitas stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of Digitas’ stockholders.

Determination of Validity.     All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular Digitas stockholder, whether or not similar defects or irregularities are waived in the case of other Digitas stockholders.

Our interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by us. None of Publicis, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Our acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights.

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after February 24, 2007.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or we are unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to our rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on our behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you duly exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after February 24, 2007, unless theretofor accepted for payment as provided herein.

In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of Publicis, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger to Digitas stockholders whose Shares are tendered and accepted for payment pursuant to the Offer, or whose Shares are converted into cash in the Merger. The summary is based on the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date of this Offer, all of which may change, possibly with retroactive effect. The summary is for general information only and does not purport to address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances. The summary applies only to stockholders who hold their Shares as capital assets and may not apply to stockholders subject to special rules under the Code, including, without limitation, persons who acquired their Shares upon the exercise of stock options or otherwise as compensation, financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes, tax-exempt organizations, persons who are subject to alternative minimum tax, persons who hold Shares as a position in a ‘‘straddle’’ or as part of a ‘‘hedging’’ or ‘‘conversion’’ transaction or other integrated investment, or persons that have a functional currency other than the United States dollar. This summary does not discuss the U.S. federal income tax consequences to any stockholder of Digitas who, for U.S. federal income tax purposes, is a non-resident alien individual, foreign corporation, foreign partnership or foreign estate or trust, and does not address any state, local or foreign tax consequences of the Offer or the Merger.

BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER SHOULD CONSULT SUCH STOCKHOLDER’S TAX ADVISOR REGARDING THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH STOCKHOLDER AND THE PARTICULAR TAX EFFECTS TO SUCH STOCKHOLDER OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS OR ANY U.S. FEDERAL TAX LAWS OTHER THAN THE U.S. FEDERAL INCOME TAX LAWS.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Any such gain or loss generally will be long-term capital gain or loss if the stockholder has held the Shares for more than one year. Certain limitations apply to the use of capital losses. A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3.

6.	Price Range of the Shares; Dividends.

The Shares are traded on the Nasdaq National Market (‘‘Nasdaq’’) under the symbol ‘‘DTAS.’’ The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on Nasdaq during each quarter presented.

DIGITAS INC.

	High	Low
Fiscal 2004
First Quarter	$13.24	$8.97
Second Quarter	11.54	8.07
Third Quarter	11.25	6.21
Fourth Quarter	10.10	7.71
Fiscal 2005
First Quarter	$10.98	$9.00
Second Quarter	11.99	9.38
Third Quarter	12.11	10.61
Fourth Quarter	13.38	9.81
Fiscal 2006
First Quarter	$14.67	$12.46
Second Quarter	14.99	10.20
Third Quarter	11.69	7.34
Fourth Quarter (through December 22, 2006)	13.44	9.50

Since the commencement of public trading in the Shares in 2000, Digitas has not declared or paid any dividends on the Shares. Under the terms of the Merger Agreement, Digitas is not permitted to declare or pay dividends with respect to the Shares.

On December 19, 2006, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on Nasdaq for the Shares was $10.93 per Share. On December 22, 2006, the last full day of trading prior to the commencement of the Offer, the reported closing price on Nasdaq for the Shares was $13.36 per Share.

Before deciding whether to tender, you should obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Nasdaq National Market Listing; Securities Exchange Act Registration; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares.     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Merger Consideration.

Stock Listing.     Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of Nasdaq for continued listing on Nasdaq. The rules of

Nasdaq establish certain criteria that, if not met, could lead to the delisting of the Shares from Nasdaq. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market, and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for the Shares and the availability of such quotations would depend upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Securities Exchange Act, as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Merger Consideration.

Securities Exchange Act Registration.     The Shares are currently registered under the Securities Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act. Registration of the Shares may be terminated upon application by Digitas to the SEC if the Shares are not listed on a ‘‘national securities exchange’’ and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Securities Exchange Act would substantially reduce the information that Digitas is required to furnish to Digitas stockholders and the SEC and would make certain provisions of the Securities Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Securities Exchange Act and the requirements of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Securities Exchange Act and the related requirement of an annual report, no longer applicable to Digitas. If the Shares are no longer registered under the Securities Exchange Act, the requirements of Rule 13e-3 promulgated under the Securities Exchange Act with respect to ‘‘going private’’ transactions would no longer be applicable to Digitas. In addition, the ability of ‘‘affiliates’’ of Digitas and persons holding ‘‘restricted securities’’ of Digitas to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Securities Exchange Act were terminated, the Shares would no longer be ‘‘margin securities’’ or eligible for stock exchange listing or Nasdaq reporting. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act, and it would be our intention to cause Digitas to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for such termination.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Securities Exchange Act and the listing of the Shares on Nasdaq will be terminated following the completion of the Merger.

Margin Regulations.     The Shares are currently ‘‘margin securities’’ under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (‘‘Purpose Loans’’). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute ‘‘margin securities’’ for purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Securities Exchange Act were terminated, the Shares would no longer constitute ‘‘margin securities.’’

8.	Information Concerning Digitas.

Digitas is a Delaware corporation with its principal executive offices located at 33 Arch Street, Boston, Massachusetts 02110. Digitas’ telephone number is (617) 369-8000.

The following description of Digitas and its business has been excerpted from Digitas’ Form 10-K for the fiscal year ended December 31, 2005, and is qualified in its entirety by reference to Digitas’ Form 10-K for the fiscal year ended December 31, 2005:

Digitas Inc., a Delaware corporation organized in 1999, is the parent company to three agencies, Digitas LLC, Medical Broadcasting, LLC (‘‘MBC’’) and Modem Media, Inc.

The agencies of Digitas (Nasdaq: DTAS) help blue-chip global brands develop, engage and profit from their customers through digital, direct and indirect relationships. Driving accountable and measurable relationship engines, the agencies are known for combining creativity and customer insight with analytics, measurement and strategy across digital and direct media. The Digitas LLC agency, founded in 1980, has locations in Boston, Chicago, Detroit and New York. The Digitas LLC agency has relationships with clients such as American Express, AT&T and General Motors. MBC, founded in 1989 and acquired by Digitas Inc. in January 2006, is located in Philadelphia. MBC has long-term relationships with clients such as AstraZeneca International, Bristol Meyers Squibb and Wyeth. The Modem Media agency, founded in 1987 and acquired by Digitas Inc. in October 2004, has locations in Atlanta, London, New York, Norwalk and San Francisco. The Modem Media agency has relationships with clients such as Delta Air Lines, Heineken and Kraft Foods. In total, Digitas Inc. and its three agencies employ more than 2,000 professionals.

Digitas files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed at the SEC’s public reference room at 450 Fifth Street, N.W, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Digitas’ SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

Although we have no knowledge that any such information is untrue, we take no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Digitas or any of its subsidiaries or affiliates or for any failure by Digitas to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Projections.     In the course of the discussions between representatives of Publicis and Digitas (see Section 10), certain projections of future operating performance of Digitas were furnished to Publicis’ representatives. These projections of Digitas were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections, and are included in this Offer to Purchase only because they were provided to Publicis. Neither Publicis, the Purchaser nor Digitas, nor either of their financial advisors, nor the Dealer Manager assumes any responsibility for the accuracy of these projections. While presented with numerical specificity, these projections are based upon a variety of assumptions relating to the businesses of Digitas which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of Digitas. There can be no assurance that the projections will be realized, and actual results may vary materially from those shown.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Publicis, the Purchaser, Digitas or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Publicis, the Purchaser, Digitas or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Digitas compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Set forth below is a summary of the projections. The projections should be read together with the financial statements of Digitas which Digitas files with the SEC.

DIGITAS INC.

PROJECTED FINANCIAL INFORMATION

(in millions except per share amounts)

	Year Ended December 31
	2006	2007
Fee revenue	$389.8	$450.0
Operating income	36.7	46.6
Interest expense (income)	(7.4)	(7.0)
Provision for income taxes	1.7	22.0
Net income	42.8	31.6
Earnings per share	0.45	0.33

9.	Information Concerning Publicis and the Purchaser.

Publicis is a société anonyme organized under the laws of the Republic of France with principal executive offices located at 133, avenue des Champs-Elysées, 75008, Paris, France. Publicis’ telephone number is 33 1 44 43 70 00.

Publicis Groupe is the world’s fourth largest communications group, as well as world’s second largest media counsel and buying group. Its activities span 104 countries on five continents. The Groupe’s communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, and Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications with a worldwide leadership.

The Purchaser’s principal executive offices are located c/o Publicis Groupe S.A., 133, avenue des Champs-Elysées, 75008, Paris, France. The Purchaser is a newly formed Delaware corporation and an indirect, wholly owned subsidiary of Publicis. The Purchaser has not conducted any business other than in connection with the Offer and the Merger.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Publicis and the Purchaser are set forth in Schedule I hereto.

Publicis is subject to the information and reporting requirements of the Securities Exchange Act as a foreign private issuer and is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Publicis’ business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers, principal holders of Publicis’ securities, material interests of such persons in transactions with Publicis, and certain other matters is required to be disclosed in periodic reports filed with the SEC. You may inspect or copy these reports and other information at the SEC’s public reference facilities, and they should also be available for inspection in the same manner as set forth with respect to Digitas in Section 8.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I hereto: (a) neither we nor, to our knowledge after reasonable inquiry, any of the persons listed in Schedule I hereto or any associate or majority owned subsidiary of ours or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Digitas; (b) neither we nor, to our knowledge after reasonable inquiry, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in the Shares or any other equity securities of Digitas during the past 60 days; (c) neither we nor, to our knowledge after reasonable inquiry, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Digitas (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations); and (d) in the past two years, there have been no transactions which would require reporting under the rules and regulations of the SEC between us or any of our subsidiaries or, to our knowledge after reasonable inquiry, any of the persons listed in Schedule I hereto, on the one hand, and Digitas or any of its executive officers, directors or affiliates, on the other hand.

Except as disclosed below in Section 10, in the past two years, there have been no contacts, negotiations or transactions between Publicis, or the Purchaser or any of their respective subsidiaries, or, to the knowledge of Publicis or the Purchaser after reasonable inquiry, any of the persons listed in Schedule I hereto, on the one hand, and Digitas or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Neither Publicis, the Purchaser nor any of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Publicis, the Purchaser nor any of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

10.	Background of the Offer; Contacts with Digitas.

In March 2005, John Farrell, President and CEO of Specialized Agencies and Marketing Services (SAMS) at Publicis Groupe, contacted David Kenny, CEO of Digitas, to explore a possible transaction with Digitas. As a result of this first contact, on March 24, 2005, Publicis and Digitas executed a confidentiality agreement in connection with Publicis’ possible interest in exploring a transaction with Digitas.

Due to the difficulty of arranging a time and place to meet in person, on May 16, 2005, at Mr. Farrell’s suggestion, Mr. Farrell held a video conference with Mr. Kenny. Mr. Farrell explained to Mr. Kenny that, based on Digitas’ then current valuation, Publicis’ acquisition of Digitas was not feasible, but both Mr. Farrell and Mr. Kenny agreed that there might be ways in which the two companies could work together to mutual benefit. These discussions continued in a face-to-face meeting on June 14, 2005 in New York City. Mr. Farrell attempted to arrange a further meeting with Mr. Kenny in London in late June 2005, but scheduling conflicts prevented it from taking place.

Mr. Farrell reported these preliminary discussions with Mr. Kenny to Maurice Lévy, Chairman of the Management Board of Publicis. Mr. Lévy determined that it was not appropriate at this time to enter into more detailed discussions with Mr. Kenny about a possible transaction with Digitas for a variety of business reasons, but resolved to remain in contact.

In late February 2006, Mr. Farrell had several e-mail communications with Mr. Kenny to arrange a dinner between Mr. Kenny and Mr. Lévy when Mr. Lévy would be in Boston.

On March 7, 2006, Mr. Lévy had a dinner with Mr. Kenny in Boston. During the dinner, Mr. Lévy asked Mr. Kenny to consider the possibility of a strategic combination of Publicis and Digitas, and the two discussed the potential merits of such a combination.

On March 20, 2006, Publicis and Digitas executed a second confidentiality agreement in connection with Publicis’ possible interest in engaging in a transaction with Digitas, substantially on the same terms as the confidentiality agreement signed on March 24, 2005, which expired after one year.

At another dinner with Mr. Kenny on May 29, 2006 in Paris, Mr. Lévy again raised the prospect of Publicis and Digitas exploring a strategic transaction and again indicated his views on the strategic advantages of a combination. A meeting was arranged for the next day at which Messrs. Lévy and Kenny engaged in a high-level discussion of industry trends and the strategic rationale for a business combination between the two companies. The discussions remained at a preliminary stage and did not involve a discussion of a specific price range.

On August 22, 2006, at Mr. Lévy’s initiative Mr. Lévy and Mr. Kenny met in New York to discuss the feasibility of a possible transaction between the two companies.

On September 8, 2006, Mr. Lévy telephoned Mr. Kenny to discuss the range of values Publicis would consider paying in a strategic acquisition of Digitas. During the call Mr. Lévy mentioned that he thought the price for Digitas’ stock should be in the $10-11 range.

On September 11, 2006, Mr. Kenny contacted Mr. Lévy to discuss further the terms for a potential Publicis acquisition of Digitas. During the conversation, Mr. Kenny informed Mr. Lévy that Digitas would not be interested in exploring further a transaction with a price range of $10-$11 per share of Digitas stock.

On October 4, 2006, Mr. Lévy sent Mr. Kenny an e-mail communication expressing an interest in restarting discussions concerning a possible combination of Publicis and Digitas. Mr. Lévy and Mr. Kenny agreed to meet to discuss whether such a transaction was feasible on terms upon which both parties could agree, but did not fix a date for a further meeting.

On November 27, 2006, Messrs. Lévy and Kenny met for a dinner in New York City at which they discussed their views on the future of the marketing industry, the possible strategic advantages to a Publicis/Digitas combination and in general terms the level of pricing that would likely be necessary for such a transaction to be in the best interests of both Publicis and Digitas stockholders.

On November 28, 2006, Mr. Lévy sent Mr. Kenny an e-mail communication in which Mr. Lévy reiterated Publicis’ desire to pursue a strategic combination. On December 1, 2006, Mr. Lévy sent an e-mail communication to Mr. Kenny arranging for them to speak following the Publicis Board meeting on December 7, 2006 and indicating that, as a result of expected synergies to be realized from a combination with Digitas, his preliminary valuation work suggested a range of $12.50 to $13.50 per share as a valuation for Digitas with the mix of consideration being 50% cash and 50% stock.

On December 4, 2006, Mr. Kenny contacted Mr. Lévy expressing the Board’s interest at the high end of Publicis’ per share price range and discussed a potential meeting with the senior management and financial and strategic advisors of both companies.

At a regularly scheduled meeting of the Supervisory Board of Publicis on December 7, 2006, Mr. Lévy reported on his discussions with Mr. Kenny. The Supervisory Board instructed Mr. Lévy to pursue further conversations with Digitas regarding a possible acquisition of Digitas for a price in the range of $12.50 to $13.50 per share. Following the meeting, Mr. Lévy confirmed to Mr. Kenny that he had briefed the Publicis Supervisory Board on the possible strategic combination and that Publicis desired to proceed with a more in-depth review of Digitas and its business if Digitas’ Board of Directors felt it was of sufficient interest.

On December 7, 2006, Publicis and Digitas executed and delivered a new confidentiality agreement pursuant to which they each agreed to keep confidential nonpublic information shared in the course of their discussions and diligence reviews and pursuant to which Publicis agreed for a period of time not to acquire Digitas shares or take certain actions with respect to the control of Digitas without the consent of the Digitas Board.

On December 9 and 10, 2006, Mr. Lévy, together with Jean-Michel Etienne, Publicis’ Chief Financial Officer, and Jean-Marie Messier, Publicis’ strategic advisor from the firm Messier &

Associés, met in Boston with Mr. Kenny, Mr. Roberts, Cella Irvine, Digitas’ Chief Administrative Officer, Ernest Cloutier, Digitas’ General Counsel, and Adam Blackman of Bear Stearns, financial advisor to Digitas. The purpose of the meeting was to provide Publicis with greater detail about Digitas’ business and operations. Digitas’ management gave a presentation to the Publicis executives and their strategic advisor on Digitas’ business, organization and its client work.

During the course of the two-day meeting Publicis suggested a possible purchase price of $13.50, subject to further due diligence, consisting of a mix of cash and stock, conditioned upon entering into a two-week period of exclusive negotiation with Publicis and stating its requirement that if an agreement were to be reached, it would have to be done by no later than December 20, 2006. Mr. Lévy indicated that Publicis would be willing to consider an all-cash transaction. Mr. Lévy further expressed Publicis’ desire to have a high level of certainty that any proposed transaction would be consummated and proposed that the definitive transaction agreement provide for Digitas to pay Publicis a termination fee in certain customary circumstances equal to 4-5% of the total transaction value. At the conclusion of the two-day meetings, Mr. Lévy conveyed to the Digitas senior management Publicis’ desire to commence immediately a more detailed legal, financial and accounting due diligence review process and the preparation and negotiation of a definitive transaction agreement for a possible transaction between Digitas and Publicis.

On December 11, 2006, Digitas and its representatives began providing Publicis and its representatives with certain nonpublic documents and access to management.

On December 12, 2006, Mr. Lévy sent a memorandum to the members of the Supervisory Board of Publicis reporting on the meeting in Boston. He advised that the parties were entering into an active phase of the negotiations and that he was recommending that Publicis make a 100% cash offer if the Supervisory Board wished to proceed with a transaction with Digitas, as a transaction involving a stock component would, in his view, lead to a more protracted negotiation with less of a chance of success.

On December 12, 2006, Digitas’ legal counsel from Goodwin Procter LLP distributed the first draft of a proposed merger agreement and began the process of negotiating a merger agreement with Publicis’ legal counsel from Wachtell, Lipton, Rosen & Katz. Also on December 12, Mr. Lévy sent to Mr. Kenny a letter expressing his belief in the benefits of a combination and Publicis’ short time frame for executing a definitive transaction agreement.

Over the course of the next nine days, the parties’ respective management teams and the parties’ respective legal and financial advisors negotiated the terms of the merger agreement. During that period, a number of drafts of the merger agreement and related documentation were negotiated and exchanged between the parties. Also during the period, the parties discussed and negotiated various issues, including without limitation, the scope of the representations and warranties, the compensation and benefits of Digitas employees following the transaction (including with respect to retention, severance and other employee benefit issues), the conduct of Digitas’ business between signing and closing of the transaction, regulatory matters (including antitrust filings), the parties’ respective conditions to closing (in particular the circumstances that would or would not trigger the ‘‘material adverse change’’ closing condition), Digitas’ ability to respond to unsolicited inquiries following the announcement of the transaction and the rights of the parties to abandon the transaction and, in such event, any applicable termination fee. In response to Digitas’ expressed views on the termination fee, Publicis suggested a lowered termination fee of 3.7% of the transaction value plus a reimbursement of Publicis’ transaction expenses. Publicis also negotiated employment agreements with certain key employees. Publicis and its legal counsel expressed opposition to Digitas’ proposed conditions to closing with respect to the circumstances that would or would not trigger the ‘‘Material Adverse Effect’’ closing condition. Digitas agreed to include a condition to closing that Mr. Kenny remain employed by Digitas and that his employment agreement remain in effect at the time of closing.

On December 17, 2006, Publicis confirmed that its proposed offer was $13.50 per Share in cash and, prior to a meeting of the Digitas Board, confirmed in writing the material terms of its proposal to acquire Digitas. Also on December 17, in response to Digitas’ continued opposition to its proposed termination fee, Publicis proposed a termination fee equal to 3.0% of the transaction value and an expense reimbursement capped at $4,600,000 (approximately 3,500,000 Euros). Publicis also provided evidence of its ability to finance the transaction using an existing credit line, to be supplemented by an additional committed $1 billion facility, as well as available cash. During the Digitas Board meeting on December 17, Mr. Kenny left the meeting to call Mr. Lévy and, in response to Mr. Kenny, Mr. Lévy confirmed that $13.50 per Share was Publicis’ last and best offer.

On the evening of December 17, 2006, a special meeting of the Management Board of Publicis was convened in Paris to consider the proposed transaction. The Management Board reviewed and discussed the draft merger agreement, providing for the Offer and Merger, as well as a draft letter agreement amending the employment terms of Mr. Kenny. The Management Board approved the transaction documents submitted to it and resolved to recommend the approval of the acquisition of Digitas to the Supervisory Board.

On December 18, 2006, a special meeting of the Supervisory Board of Publicis was convened in Paris to consider the proposed transaction. The Supervisory Board resolved to approve the acquisition of Digitas pursuant to the Offer and subsequent Merger, and authorized Mr. Lévy, as Chairman of the Management Board, to finalize the negotiation of the terms and conditions of the acquisition and to sign the resulting merger agreement on behalf of the company.

On the morning of December 20, 2006, following a special meeting of the Board of Directors of Digitas at which the Board agreed to approve the proposed merger, the merger agreement and other transaction documents were signed and their execution announced at approximately 12:00 noon Eastern (US) Time and 6:00 p.m. Paris Time on December 20, 2006.

The Merger Agreement was finalized and executed on the morning of December 20, 2006. The parties issued a press release announcing the transaction on the morning of the same date.

11.	Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for Digitas; ‘‘Going Private’’ Transactions.

Purpose.     The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Digitas. The Offer, as the first step in the acquisition of Digitas, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Digitas not purchased pursuant to the Offer or otherwise.

The Merger Agreement.     The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which we have filed as an exhibit to the Tender Offer Statement on Schedule TO that we have filed with the SEC, which you may examine and copy as set forth in Section 8 above.

The Offer.    The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, as set forth in Section 14, the Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of Digitas, the Purchaser will not (a) decrease the offer price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought to be purchased in the Offer, (c) impose additional conditions of the Offer, or (d) amend any other term of the Offer in a manner adverse to the holders of Shares. The Purchaser may extend the Offer, from time to time, if, at the then-scheduled Expiration Date of the Offer, any of the conditions of the Purchaser’s obligation to accept for payment and pay for all Shares shall not have been satisfied or waived; provided, that in the event that (a) the required waiting periods under the HSR Act or under any material applicable foreign statutes or regulations, including under the German Act against Restraint of Competition, shall have not expired or been terminated, the Purchaser is required to extend the Offer until the expiration or termination of the applicable waiting periods under the U.S. federal antitrust laws or any other material applicable foreign statutes or regulations, including the expiration of the waiting periods or prior clearance under the German Act against Restraints of Competition, or (b) the consummation of this Offer is prohibited or is materially limited pursuant to applicable laws or pending legal actions (as set forth in paragraphs (a) and (b) of Annex I to the Merger Agreement), the Purchaser is required to extend the Expiration Date for additional periods until the earlier of five business days after the time such limitations no longer exist or such time at which such limitations have become final and non-appealable. None of these extensions affect any party’s termination rights as set forth in the Merger Agreement.

Recommendation.    Digitas has represented to Publicis in the Merger Agreement that Digitas’ Board of Directors (the ‘‘Digitas Board’’), at a meeting duly called and held, has unanimously (a) determined that the Offer and the Merger are advisable and in the best interest of holders of Shares, (b) approved the Offer and the Merger Agreement in accordance with the DGCL, (c) recommended acceptance of the Offer and adoption of the Merger Agreement by holders of Shares (if such approval and adoption is required by applicable law) and (d) taken all other action necessary to render Section 203 of the DGCL and the rights under the Rights Agreement inapplicable to the Offer and the Merger; provided, that these recommendations and approvals may be withdrawn, modified or amended prior to the acceptance of payment for Shares only to the extent that the Digitas Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with directors’ fiduciary duties to Digitas or holders of Shares under applicable law. Digitas further represented that Bear Stearns delivered to the Digitas Board its written opinion to the effect that, as of December 20, 2006, and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the Digitas stockholders in the Offer and the Merger is fair, from a financial point of view, to Digitas’ stockholders.

Directors.    The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the payment by the Purchaser for Shares pursuant to the Offer, and from time to time thereafter, Publicis is entitled to designate that number of directors, rounded up to the next whole number, on the Digitas Board as is equal to the product of the total number of directors on the Digitas Board (determined after giving effect to the directors so elected pursuant to such provisions) multiplied by the percentage that the aggregate number of Shares beneficially owned by Publicis or its affiliates bears to the total number of Shares then outstanding; provided that Publicis shall be entitled to designate at least a majority of the directors on Digitas’ Board, as long as Publicis and its affiliates beneficially own a majority of the Shares. Digitas shall, upon request of Publicis, promptly take all actions necessary to cause designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors. Prior to the time the Merger becomes effective (the ‘‘Effective Time’’), the Digitas Board shall always have at least two members who are not officers, directors, employees or designees of the Purchaser or any of its affiliates (‘‘Purchaser Insiders’’). If the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider will be entitled to designate a person who is not a Purchaser Insider to fill such vacancy. Following the election or appointment of Publicis’ designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by Digitas, any extension by Digitas of the time for performance of any of the obligations or other acts of Publicis or the Purchaser, any waiver of any of Digitas’ rights under the Merger Agreement or any other acts of Digitas will require the concurrence of at least one of the directors of Digitas then in office who are not Purchaser Insiders if that amendment, termination, extension, or waiver would be reasonably likely to have an adverse effect on the minority holders of Shares.

The Merger.    The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into Digitas. Following the Merger, the separate corporate existence of the Purchaser will cease and Digitas will continue as the surviving corporation (the ‘‘Surviving Corporation’’) as a wholly owned subsidiary of Publicis.

Digitas has agreed pursuant to the Merger Agreement that, if required by applicable law in order to consummate the Merger, acting through the Digitas Board it will (a) duly call, give notice of, convene and hold a special meeting of holders of Shares as soon as practicable following the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer for the purpose of adopting the Merger Agreement; (b) prepare and file with the SEC a preliminary proxy statement relating to the Merger Agreement, and use its reasonable efforts (1) to obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consultation with Publicis, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and to cause a definitive proxy statement (the ‘‘Proxy Statement’’) to be mailed to its stockholders and (2) to obtain the necessary approvals of the Merger and the Merger Agreement by holders of Shares; (c) subject to the fiduciary duties of the Digitas Board, include in the Proxy Statement the recommendation of the Digitas Board that holders of Shares vote in favor of the approval of the Merger Agreement; and (d) include in the Proxy Statement the opinion of Bear Stearns. Publicis has agreed in the Merger Agreement that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of Publicis’ other subsidiaries in favor of the approval of the Merger and the Merger Agreement.

The Merger Agreement further provides that, notwithstanding the foregoing, if Publicis, the Purchaser or any other of Publicis’ subsidiaries acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for the Shares by the Purchaser pursuant to the Offer without a meeting of the holders of Shares in accordance with the DGCL.

Charter, Bylaws, Directors and Officers.    The Certificate of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time (which will contain provisions necessary to give full effect to the exculpation and indemnification agreements described below under Indemnification; Insurance), will be the Certificate of Incorporation of the Surviving Corporation, until amended afterward. The Bylaws of the Purchaser in effect at the Effective Time (which will contain provisions necessary to give full effect to the exculpation and indemnification agreements described below under Indemnification; Insurance) will be the Bylaws of the Surviving Corporation, until amended afterward in accordance with applicable law. The directors and officers of the Purchaser immediately prior to the Effective Time will be the directors and officers, respectively, of the Surviving Corporation to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

Conversion of Securities.    By virtue of the Merger and without any action on the part of the holders of the Shares, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares owned by Publicis or the Purchaser, (b) Shares owned by any wholly owned subsidiary of Digitas or Publicis (other than the Purchaser) which will remain outstanding except that the number of such Shares shall be adjusted in the Merger to maintain relative ownership percentages, (c) Shares held by a holder who has not voted in favor of the Merger or consented in writing and who has demanded appraisal for those shares in accordance with the DGCL (‘‘Dissenting Shares’’) and (d) each Share that is a restricted Share immediately prior to the effective time (a ‘‘Restricted Share’’), which Restricted Shares, by virtue of the Merger and without any action on the part of the holder of those Shares, will become an appropriately adjusted number of restricted ordinary shares of Publicis (which will be subject to the same restrictions as the Restricted Shares from which they were converted)), will be canceled and retired and will be converted into the right to receive the Merger Consideration without interest, upon surrender of the Share Certificate formerly representing that Share.

As of the Effective Time, the outstanding warrant to purchase 780,000 Shares will represent solely the right to receive, upon exercise of the warrant and payment of the applicable exercise price, cash in the amount of the Merger Consideration multiplied by the number of Shares for which the Warrant was exercisable immediately prior to the Effective Time.

The Merger Agreement provides that, at the Effective Time, each option to purchase Shares will be converted automatically into an option to purchase ordinary shares of Publicis in an amount and at an exercise price determined by formula.

The Merger Agreement provides that the Digitas Employee Stock Purchase Plan will continue to operate in accordance with its terms for the remainder of the current ‘‘offering period’’ under the Plan (i.e., through December 31, 2006), and that Digitas will take all corporate actions required to ensure that no ‘‘offering period’’ will be commenced following the date of the Merger Agreement.

Representations and Warranties.    Pursuant to the Merger Agreement, Digitas has made customary representations and warranties to Publicis and the Purchaser with respect to, among other matters, its corporate organization, capitalization, authority, consents and approvals, financial statements, the absence of certain changes or events, legal proceedings, reports, absence of undisclosed liabilities, compliance with laws and reporting requirements, taxes and tax returns, employee benefits programs, certain compensation arrangements with certain Digitas employees, labor and employment matters, material contracts, properties, environmental matters, intellectual property matters, state takeover laws, the stockholder vote required for consummation of the Merger, certain matters relating to the Rights Agreement, the opinion of Bear Stearns, broker’s fees and information to be included in the Schedule 14D-9, the Proxy Statement and other documents required to be filed in connection with the transactions contemplated by the Merger Agreement. Publicis and the Purchaser have made customary representations and warranties to Digitas with respect to, among other matters, their corporate organization, authority, consents and approvals, broker’s fees, legal proceedings, available funds, certain compensation arrangements with certain Digitas employees and information to be included in the offer documents, Proxy Statement and other documents required to be filed in connection with the transactions contemplated by the Merger Agreement.

The representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitation agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among Digitas, Publicis and the Purchaser rather than establishing matters as facts. Investors are not entitled to the benefits of the representations and warranties in the Merger Agreement.

Covenants.    The Merger Agreement obligates Digitas and its subsidiaries, from the date of the Merger Agreement until the Effective Time, to conduct their business only in the ordinary course consistent with past practice and in compliance in all material respects with all applicable Laws and regulations and to use commercially reasonable efforts to preserve substantially intact its business organizations and goodwill and keep available the services of their officers and employees and preserve the relationships with those having business dealings with them. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of Digitas prior to the Effective Time, which provide that, subject to certain exceptions, Digitas will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Publicis including, among other things, actions related to amendments to the certificate of incorporation or the bylaws of Digitas; issuances, sales, recapitalizations or splits of its securities; increases in compensation or adoption of new benefit plans; hiring or terminating certain personnel; dividends and other distributions; repurchases or redemptions of securities; acquisitions or dispositions; entry into or amendment or termination of material contracts; incurrence of indebtedness; capital expenditures; material tax elections or changes of financial accounting principles or practices; revaluing assets; settlement of lawsuits; agreements with affiliates and certain other events or transactions.

Third Party Consents and Regulatory Approvals.    Subject to the terms and conditions provided in the Merger Agreement, each of Digitas, Publicis and the Purchaser has agreed to promptly correct any information provided by it for use in the Offer documents or the Schedule 14D-9 if and to the extent such information has become false or misleading in any material respect and each party has further agreed to cause the Offer documents or the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the stockholders of Digitas.

In addition, in the Merger Agreement, the parties have agreed to use their respective reasonable best efforts to promptly (a) prepare and file documentation to obtain consents of any governmental entity (including under the HSR Act) or any other person required in connection with the consummation of the transactions contemplated by the Merger Agreement and to comply with the terms of agreements with third parties, (b) defend any lawsuits or legal proceedings challenging the Merger Agreement, (c) execute and deliver any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. The parties have agreed, however, that Publicis will not be required to undertake any efforts, or to take or consent or commit to any action, including divestitures, holding separate or otherwise restricting freedom of action with respect to businesses, assets or operations of Publicis or Digitas or those of their subsidiaries, if the impact of such efforts, actions, consents would be reasonably expected to have a Material Adverse Effect (as defined below) if the affected assets and/or operations had been Digitas assets or operations (regardless of whether they are or were, prior to the transaction, Publicis’ or Digitas’ assets or operations).

In the Merger Agreement, ‘‘Material Adverse Effect’’ is defined as a change, event or effect that, individually or in the aggregate, has a material adverse effect on the business, operations, assets, results of operations or financial condition of Digitas and its subsidiaries taken as a whole or would reasonably be expected to materially delay the consummation of the transactions contemplated by the Merger Agreement or prevent or materially impair or delay the ability of Digitas to perform its obligations under the Merger Agreement. However, ‘‘Material Adverse Effect’’ is deemed not to include the impact of (a) general changes in the economy or financial markets of the United States or any other region outside of the Unites States (to the extent such changes do not affect Digitas in a disproportionate manner as compared to its industry peers) (b) changes in political, economic or business conditions, including the commencement, continuation or escalation of a war or material armed hostilities, acts of terrorism, or the occurrence of natural disasters (to the extent such changes do not affect Digitas in a disproportionate manner as compared to its industry peers), (c) the announcement or pendency of the transactions contemplated by the Merger Agreement (d) the termination by clients of their relationship with Digitas or any of its subsidiaries, or (e) the termination by employees of their employment with Digitas or any of its subsidiaries.

Pursuant to the Merger Agreement, subject to applicable law, Publicis and Digitas each have the right to review in advance and, to the extent practicable, consult the other on, all information with respect to the other which appear in any filing made with a governmental authority in connection with the Merger Agreement and each shall promptly advise the other with respect to communications received from any governmental authority or any third party whose consent or approval is required for consummation of the transactions contemplated by the Merger Agreement.

No Solicitation.    Under the Merger Agreement, Digitas has agreed that, except as authorized by the Merger Agreement, neither Digitas nor any of its subsidiaries will, and it will not authorize or permit any of its or its subsidiaries’ directors, officers, employees, affiliates, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders, consultants or representatives to, directly or indirectly, (a) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing or disclosing nonpublic information or permitting access to personnel or facilities) any inquiries, proposals, or the making of any offers (including any offers to the holders of Shares) with respect to any proposal or offer for a direct or indirect (1) merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving Digitas or a subsidiary(ies) thereof, (2) sale, lease exchange, mortgage, pledge, transfer or other acquisition or assumption of 20% or more of the fair value of the assets of Digitas and subsidiaries, taken as a whole, in one or a series of related transactions, or (3) purchase, tender offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of 20% or more of the voting power of Digitas (any such proposal, an ‘‘Acquisition Proposal’’), (b) participate in any discussions or negotiations with, or provide any information to, any person (other than Publicis) with respect to, or that reasonably may be expected to lead to, an Acquisition Proposal, (c) enter into any agreement providing for an Acquisition Proposal, or (d) approve, recommend or consummate an Acquisition Proposal.

Digitas may furnish nonpublic information to and negotiate or engage in discussions with any person who has made, after the date of the Merger Agreement, a bona fide unsolicited Acquisition Proposal if and only to the extent that (a) Publicis has not accepted the validly tendered Shares for payment and Shares have not been purchased in the Offer (b) the Digitas Board determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal is, or is reasonably likely to lead to, a ‘‘Superior Proposal’’ (defined as a bona fide unsolicited written Acquisition Proposal substituting references in the definition of ‘‘Acquisition Proposal’’ to ‘‘20%’’ with ‘‘50%’’) made by an unrelated third party which the Digitas Board determines in good faith (after consulting with its financial advisor), taking into account all financial, regulatory, legal and other aspects of the proposal, including the likelihood of consummation, to be more favorable to Digitas’ stockholders than the transactions contemplated by the Merger Agreement (a ‘‘Superior Proposal’’).

At any time prior to the purchase of any Shares into the Offer, the Digitas Board or a committee of the Board may (1) withdraw, qualify or modify in a manner adverse to Publicis the recommendation of the Board of the Merger Agreement and the transactions contemplated thereby (an ‘‘Adverse Recommendation Change’’) if, the Board determines in good faith after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties to Digitas or its stockholders under applicable law or (2) in response to a bona fide written Acquisition Proposal made after the date of the Merger Agreement that was not solicited in violation of the non-solicitation provisions of the Merger Agreement, terminate the Merger Agreement in accordance with the termination provisions of the Merger Agreement if, after consultation with its financial advisors, the Digitas Board determines in good faith that the Acquisition Proposal constitutes a Superior Proposal (a ‘‘Subsequent Determination’’); provided, that such actions may only be taken at a time that is after, (a) the fourth business day following Publicis’ receipt of written notice from Digitas that the Board is prepared to take such action (which notice is to specify the material terms of the Acquisition Proposal) and (b) at the end of such period, the Board determines in good faith, after taking into account all amendments or revisions irrevocably committed to by Publicis and after consultation with its financial advisors, that the Acquisition Proposal remains a Superior Proposal relative to the Transaction, as supplemented by any counterproposal (the parties have agreed that if the third party making the Acquisition Proposal modifies a material term of its proposal, the four business day period shall recommence). During the four business day period, Publicis shall be entitled to deliver to Digitas a counterproposal to the Acquisition Proposal and Digitas will in good faith negotiate the counterproposal with Publicis. Any such change in the recommendation by the Board may result in the payment of a fee to Publicis. See ‘‘—Termination’’ and ‘‘—Fees and Expenses’’ below.

The Merger Agreement provides that Digitas will promptly (and in any event within 24 hours) advise Publicis of the receipt of any inquiries, discussions, negotiations, proposals or expressions of interest regarding, or that may reasonably be expected to lead to, any Acquisition Proposal (including a summary of the material terms and conditions of the inquiry or proposal or request, including price, and the identity of the person involved). Digitas will keep Publicis reasonably informed as to material developments in the discussions with, or modifications to the proposals of, other parties and shall promptly provide Publicis with a copy of any nonpublic information furnished to the person who made such Acquisition Proposal.

The Merger Agreement requires Digitas to immediately cease and terminate any and all existing activities, discussions or negotiations with any parties previously conducted with respect to, or that may reasonably be expected to lead to, an Acquisition Proposal and promptly request that all confidential information with respect thereto furnished on behalf of Digitas be returned or destroyed. The Merger Agreement further provides that Digitas will not terminate, amend, modify or waive, release or assign any material rights or claims with respect to any confidentiality or standstill provision with any third party. Nothing contained in these non-solicitation provisions of the Merger Agreement will prevent Digitas from complying with Rule 14e-2 under the Securities Exchange Act or Item 1012(a) of Regulation M-A regarding any Acquisition Proposal if, in the good faith judgment of the Digitas Board, after consultation with its outside counsel, doing so would be inconsistent with its legal obligations.

Access to Information.    The Merger Agreement provides that, upon reasonable notice and subject to applicable law, through the Effective Time, Digitas will give Publicis and its representatives reasonable access, during normal business hours, to the properties, books, contracts, commitments and records of Digitas and its subsidiaries, as well as reasonable access their employees and agents.

Employee Benefit Plans and Agreements.    The Merger Agreement provides that, for the 12 month period commencing on the date following the expiration of the Offer on which Publicis accepts the validly tendered Shares for payment (the ‘‘Acceptance Date’’), Publicis will cause the Surviving Corporation to maintain the compensation levels, but not any stock-based benefits, for the employees of Digitas who remain employed after the Effective Time at levels which are, in the aggregate, comparable to those in effect for the Digitas employees on the date of the Merger Agreement. Publicis will treat, and will cause the applicable benefit plan to treat, the service of Digitas employees with Digitas as services rendered to Publicis or any Subsidiary of Publicis for purposes of eligibility to participate, vesting and other appropriate benefits, but not for benefit accrual and eligibility for early retirement under any defined benefit plan of Publicis. Except with respect to employees who are party to employment agreements with Digitas or a subsidiary of Digitas at the Effective Time, employees of Digitas who remain employed after the Effective Time will be considered to be employed by Publicis ‘‘at will’’. Publicis will have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of Digitas; provided, that Publicis will maintain the Digitas employment plans (other than stock-based plans) until Digitas employees are eligible to participate in the plans of Publicis or any Subsidiary of Publicis.

Publicity.    The Merger Agreement provides that neither Digitas nor Publicis will issue any press release or otherwise make a public statement concerning the transactions contemplated by the Merger Agreement without the consent of the other which consent will not be unreasonably withheld or delayed, except as required by law or the rules of trading exchanges.

Indemnification and Insurance.    Pursuant to the Merger Agreement, Publicis has agreed that any rights to indemnification or exculpation now existing in favor of the directors or officers of Digitas and the directors or officers of Digitas’ subsidiaries, as provided in the respective organizational documents of Digitas and its subsidiaries or in individual indemnification agreements, with respect to matters occurring at or prior to the Acceptance Date will survive the Merger and shall continue in full force and effect for a period of six years after the Acceptance Date. Before the Acceptance Date and regardless of whether the Merger is consummated, Publicis will, and from and after the Acceptance Date Publicis and the Surviving Corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless each present and former director or officer of Digitas and each Digitas subsidiary and each such person who served at the request of Digitas or a Digitas subsidiary as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Acceptance Date), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring before the Acceptance Date (including the transactions contemplated by the Merger Agreement). At or prior to the Acceptance Date, Digitas will purchase a ‘‘tail’’ directors’ and officers’ liability insurance policy (which by its terms shall survive the Merger) for the directors and officers of Digitas, which shall provide the directors and officers with coverage for 6 years following the Acceptance Date on terms no less favorable than those of the policy currently in effect (subject to certain financial limits). In the event that Publicis or the Surviving Corporation consolidates or merges with another person or transfers substantially all of its assets to another person, it shall take necessary actions to assure that these obligations are assumed.

Advice of Changes.    Publicis and Digitas have agreed to promptly notify each other of any change or event having a material adverse effect on it or which it believes would otherwise be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in the Merger Agreement. The delivery of any such notice will not limit or affect the remedies available to the party receiving the notice.

Rights Agreement.    Digitas has represented in the Merger Agreement that it has irrevocably amended the Rights Agreement prior to the execution of the Merger Agreement so that (a) the Parent and Purchaser are exempt from the definition of ‘‘Acquiring Person’’ contained in the Rights Agreement, and no ‘‘Distribution Date’’ or ‘‘Stock Acquisition Date’’ (as such terms are defined in the Rights Agreement) will occur as a result of the execution, delivery, approval, adoption or performance of the Merger Agreement or the consummation of the transactions contemplated thereby, (b) the Rights Agreement will terminate immediately prior to the acceptance for payment and payment for any Shares tendered pursuant to the Offer and (c) the Rights will not become exercisable as a result of the execution, delivery, approval, adoption or performance of the Merger Agreement or the consummation of the transactions as contemplated hereby.

State Takeover Laws.    The Merger Agreement provides that Digitas, upon the request of the Purchaser, will take all reasonable steps to assist in any challenge by the Purchaser to the validity or applicability to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, of any state takeover law or governmental entity.

Conditions to Consummation of the Merger.    Pursuant to the Merger Agreement, the respective obligations of Publicis, the Purchaser and Digitas to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (a) Digitas stockholders shall have duly approved the transactions contemplated by the Merger Agreement if required by applicable law; (b) the Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with its terms; (c) no order, injunction, judgment, ruling or decree of any court or agency or governmental authority or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or deemed applicable to the Merger or enforced by any governmental authority, which prohibits or makes illegal the Merger; and (d) all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement, including under the HSR Act and the German Act against Restraints of Competition, shall have been obtained and remain in full force and effect.

Termination.    The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Digitas stockholders:

(a)    by the mutual written consent of Publicis and Digitas;

(b)    by Publicis or Digitas if (1) Purchaser fails to commence the Offer pursuant to the terms of the Merger Agreement, or (2) Purchaser shall not have accepted for payment and paid for the Shares pursuant to the Offer in accordance with the terms of the Offer in the case of (1) or (2) on or before May 31, 2007 (the ‘‘Outside Date’’); provided that neither Publicis nor Digitas may terminate the Merger Agreement pursuant to the provision described in this paragraph if the failure to commence the Offer or accept for payment and pay for the Shares is due to the terminating party’s material breach of the Merger Agreement;

(c)    by Publicis or Digitas if the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased under the Offer, other than due to a breach by the terminating party of the Merger Agreement;

(d)    by Publicis or Digitas if a governmental authority shall have issued a final and non-appealable order, decree, judgment, injunction or ruling or taken any other action enjoining, restraining or otherwise prohibiting the consummation of the Offer or the Merger; provided, that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to have such order, decree, judgment, injunction or ruling lifted;

(e)    by Publicis prior to the purchase of Shares pursuant to the Offer, in the event of a breach by Digitas of any representation, warranty, covenant or other agreement contained herein, or if a representation or warranty of Digitas shall have become untrue, which situation in any case (1) would result in any of the events described in clauses (e) or (f) in Section 14, and (2) has not been cured within 30 days following notice by Publicis or, if the Outside Date is less than 60 days from the notice by Publicis, has not been or cannot reasonably be expected to be cured by the Outside Date;

(f)    by Digitas prior to the purchase of Shares pursuant to the Offer, in the event of a breach by Publicis of any representation, warranty, covenant or other agreement contained herein, or if a representation or warranty of Publicis shall have become untrue, which situation in any case (1) would result in any of the representations and warranties of Publicis and Purchaser set forth in this Agreement not being true and correct (without giving effect to any limitation as to ‘‘materiality’’ or ‘‘Material Adverse Effect’’ or similar terms set forth therein) except where the failure to be so true and correct does not have, and would not reasonably be expected to prevent or materially delay consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement or prevent or materially delay or impair Publicis’ ability to perform its obligations under the Merger Agreement or would result in a failure by Publicis or the Purchaser to perform in all material respects its obligations and covenants required to be performed by it under this Agreement and (2) has not been cured within 30 days following notice by Digitas or, if the Outside Date is less than 60 days from the notice by Digitas, has not been or cannot reasonably be expected to be cured by the Outside Date;

(g)    by Publicis, if prior to the purchase of Shares pursuant to the Offer (1) the Board shall have failed to publicly recommend to its stockholders that they tender their shares into the Offer and/or vote in favor of the approval and adoption of this Agreement, (2) the Board shall have effected an Adverse Recommendation Change, (3) the Board shall have recommended that the holders of shares accept or approve an Acquisition Proposal, (4) Digitas or the Board shall have exempted any third party from, or otherwise made inapplicable to any third party, Digitas Rights Agreement or any applicable takeover statute; or (5) the Board shall have resolved to do any of the foregoing;

(h)    by Digitas, if prior to the purchase of Shares pursuant to the Offer (and provided that Digitas has paid the Termination Fee and Expense Fee as described in ‘‘—Fees and Expenses’’ below) (1) the Board shall have effected an Adverse Recommendation Change, (2) Digitas is entering into an Acquisition Agreement or (3) the Board shall have resolved to do any of the foregoing; or

(i)    by Publicis, if prior to the purchase of Shares pursuant to the Offer an Acquisition Proposal has been publicly announced or become publicly known and the Minimum Condition shall not have been satisfied (at a time when all other conditions to Purchaser’s obligation to close are satisfied) by the close of business on the business day immediately preceding the Expiration Date of the Offer.

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than certain specified provisions, which shall survive any such termination; provided, that no party would be relieved from liability for any willful breach of the Merger Agreement or any fraud.

Fees and Expenses.    Except as provided in the Merger Agreement as described below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring those costs and expenses. In the event that the Merger Agreement is terminated pursuant to provisions described in clauses (g) or (h) under ‘‘—Termination’’ above, then Digitas will pay Publicis a termination fee of $38,850,000 (the ‘‘Termination Fee’’) plus Publicis’ aggregate expenses in connection with the Merger Agreement and the transactions contemplated thereby up to a cap of $4,600,000 (the ‘‘Expense Fee’’). In the event that the Merger Agreement is terminated pursuant to the provisions described in Clause (i) under ‘‘—Termination’’ above, (a) then Digitas shall pay Publicis an amount equal to the Expense Fee and if, within 12 months of the date of termination a transaction qualifying as an Acquisition Proposal (with all references to 20% in the definition thereof being treated as references to 50%) is entered into which is subsequently consummated, Digitas shall pay Publicis the Termination Fee. The payment of the Termination Fee and Expense Fee shall be paid within two business days after the date of the event giving rise to the obligation to make payment, except if the payment is as a result of a termination pursuant to the provisions described in clause (h) under ‘‘—Termination’’ above, the Termination Fee and Expense Fee will be payable prior to and as a condition to the Termination.

Amendment.    The Merger Agreement may be amended, in writing, by Digitas, Publicis and the Purchaser at any time before or after any approval of the Merger Agreement by Digitas stockholders, but, after any such approval, no amendment will be made which by law requires further approval by the Digitas stockholders without the approval of Digitas stockholders.

Extension; Waiver.    Subject to the Merger Agreement, at any time prior to the Effective Time, the parties may, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant thereto, or (c) waive compliance by the other with any of the agreements or conditions therein.

Effects of Inability to Consummate the Merger.    Pursuant to the Merger Agreement, following the consummation of the Offer and subject to certain other conditions, the Purchaser will be merged with Digitas. If, following the Offer, approval of Digitas stockholders is required by applicable law in order to consummate the Merger of the Purchaser with Digitas, Digitas will submit the Merger to Digitas stockholders for approval. If the Merger is submitted to Digitas stockholders for approval, the Merger will require the approval of the holders of not less than a majority of the outstanding Shares, including the Shares owned by the Purchaser. Provided that the Minimum Condition is satisfied without being reduced or waived, Publicis will own sufficient Shares to ensure that the required vote of Digitas stockholders will be obtained and that the Merger will be consummated.

If the Merger is consummated, Digitas stockholders who elected not to tender their Shares in the Offer will receive the same amount of consideration in exchange for each Share as they would have received in the Offer.

If, following the consummation of the Offer, the Merger is not consummated, Publicis, which owns 100% of the Purchaser common stock, indirectly will control the number of Shares acquired by the Purchaser pursuant to the Offer. Under the Merger Agreement, promptly following payment by the Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to applicable law, Digitas has agreed to take all actions necessary to cause a majority of the directors of Digitas to consist of persons designated by Publicis. As a result of its ownership of such Shares and right to designate nominees for election to the Digitas Board, Publicis, indirectly, will be able to influence decisions of the Digitas Board and the decisions of the Purchaser as a stockholder of Digitas. This concentration of influence in one stockholder may adversely affect the market value of the Shares.

If Publicis controls more than 50% of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, Digitas stockholders, other than those affiliated with Publicis, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval. If, for any reason following completion of the Offer, the Merger is not consummated, Publicis and the Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Statutory Requirements.     In general, under the DGCL, a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and the approval of such agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless otherwise provided for in that corporation’s certificate of incorporation or in the case of a short-form merger as described in the next paragraph. Accordingly, except in the case of a short-form merger, a vote of at least a majority of the Digitas stockholders is required in order to adopt the Merger Agreement. Assuming that the Minimum Condition is satisfied, upon consummation of the Offer, the Purchaser would own sufficient Shares to enable it to satisfy the stockholder approval requirement to approve the Merger.

The DGCL also provides that if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser acquires or controls at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Digitas stockholder.

Appraisal Rights.     No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, the Digitas stockholders would have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. If any Digitas stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A Digitas stockholder may withdraw his or her demand for appraisal by delivery to the Purchaser of a written withdrawal of his or her demand for appraisal prior to the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by Digitas stockholders desiring to exercise any available appraisal rights.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

‘‘Going Private’’ Transactions.     The SEC has adopted Rule 13e-3 under the Securities Exchange Act which is applicable to certain ‘‘going private’’ transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (a) the Shares are deregistered under the Securities Exchange Act prior to the Merger or other business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

12.	Source and Amount of Funds.

The Purchaser estimates that the total amount of funds required to acquire all of the outstanding Shares pursuant to the Offer and the Merger plus related transaction fees and expenses is approximately $1.3 billion. The Purchaser anticipates funding all of the acquisition price and related fees and expenses with available cash and funds to be borrowed under a $1 billion 364-day Term Loan Facility (the ‘‘Facility’’) fully committed to by a bank (the ‘‘Bank’’).

The Facility is to be documented in a definitive facility agreement (the ‘‘Facility Agreement’’) among the Purchaser (or Publicis or certain subsidiaries of Publicis), as borrower, the Bank, as lead arranger and bookrunner, and other syndicated banks and financial institutions that may participate as lenders.

The proceeds of the Facility will be used to fund the acquisition of the Shares and related transaction fees and expenses. The loans under the Facility will bear interest at a rate based on LIBOR or, with respect to advances in euros, EURIBOR, in each case plus 2.25% per annum. The final maturity date of the Facility will be 364 days from the first drawdown under the Facility, subject to Publicis’ option to extend the maturity date by a further 364 days so long as an extension fee is paid. The Facility, which will be unsecured, will be available for drawing for 180 days from the date of the first drawdown. Publicis will be permitted to voluntarily prepay amounts outstanding under the Facility, and a majority in interest of lenders may require prepayment in the event of a defined change of control of Publicis. The Facility Agreement will include terms customary for a syndicated credit facility of a French borrower with international standing syndicated in the Euro-market and including certain conditions precedent, representations and warranties, undertakings and events of default.

Funding under the Facility is conditioned on the satisfaction of conditions customary in similar transactions, including (1) Publicis’ acquisition, through the Purchaser, of more than 50% of the outstanding Shares on a fully diluted basis; (2) no material provision of the Merger Agreement having been amended or waived that could have a material adverse effect on the lenders without the prior written consent of the agent under the Facility; (3) all governmental and third party approvals necessary in connection with the acquisition of Digitas having been obtained and all applicable waiting periods having expired without any action having been taken or threatened in writing by any competent authority that would restrain, prevent or otherwise impose material adverse conditions on the acquisition; and (4) delivery of customary documentation. However, the only representations the making of which will be a condition to the first drawdown will be those made by Digitas in the Merger Agreement as are material to the interests of the lenders to the extent Publicis and the Purchaser have a right to terminate their obligations under the Merger Agreement as a result of a breach of such representations, and certain basic representations and warranties of a legal nature. The Bank’s commitment is also subject to the acquisition of Digitas proceeding in accordance with an agreement, such as the Merger Agreement, between Publicis and Digitas.

13.	Dividends and Distributions.

The Merger Agreement provides that, without the prior written consent of Publicis, Digitas will not, and will not permit any of its subsidiaries to, prior to the Effective Time, (a) issue any shares of its capital stock (other than a specified number of Restricted Shares in connection with 2006 year-end bonuses), (b) except for certain limited grants of Digitas stock options to new hires, grant, confer or award any option, right, warrant, deferred stock unit, conversion right or other right to acquire any shares of Digitas’ capital stock, (c) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock (except for dividends by any wholly owned subsidiary of Digitas to Digitas or another wholly owned subsidiary of Digitas), or (d) effect any share split, share combination, reverse share split, share dividend, recapitalization or similar transaction or (e) redeem, purchase or otherwise acquire any shares of its capital stock or any equity interest in any of Digitas’ subsidiaries, other than in connection with the tax withholdings and exercise price settlement upon exercise of Digitas stock options or the lapse of restrictions on Digitas Restricted Shares.

14.	Conditions of the Offer.

Conditions of the Offer.     Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Securities Exchange Act, pay for any tendered Shares, and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, if (A) there shall not be validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares which, when added to any Shares already owned by Publicis or any of its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the date of purchase (this condition is called the Minimum Condition), (B) any applicable waiting period or approval under the HSR Act or under any material applicable foreign statutes or regulations, including the German Act against Restraints of Competition, shall not have expired or been terminated or obtained prior to the Expiration Date or (C) at any time on or after December 20, 2006 and prior to the time of acceptance for payment for any Shares, any of the following events occurs:

(a)    there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, amended, issued or deemed applicable to the Offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger, that, would reasonably be expected to, directly or indirectly: (1) make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger (2) except to the extent required by Section 7.1 of the Merger Agreement as described under the caption ‘‘The Merger Agreement — Third Party Consents and Regulatory Approvals’’ above, restrict, prohibit or limit the ownership or operation by Publicis or the Purchaser of all or any significant portion of the business or assets of Digitas or any of their respective subsidiaries or compel Publicis or the Purchaser or any of their respective subsidiaries to dispose of or hold separately all or any significant portion of the business or assets of Publicis or the Purchaser or Digitas or any of their respective subsidiaries, or impose any limitation on the ability of Publicis or the Purchaser to conduct its business or own such assets, (3) impose material limitations on the ability of Publicis or the Purchaser or their subsidiaries effectively to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser or Publicis or their subsidiaries pursuant to the Offer on all matters properly presented to the Digitas’ stockholders, (4) require divestiture by Publicis or the Purchaser or any of their subsidiaries of any Shares; or

(b)    there shall be instituted or pending any action or proceeding by any governmental entity that would reasonably be expected to result in any of the consequences referred to in clauses (1) through (4) of paragraph (a) above; or

(c)    (1)  an Adverse Recommendation Change, or (2) the Digitas Board or any committee of the Digitas Board will have authorized or permitted Digitas or any of its subsidiaries to enter into an Acquisition Agreement; or

(d)    Digitas, the Purchaser and Publicis shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement will have been terminated in accordance with its terms; or

(e)    (1) any of the representations and warranties of Digitas in Section 5.2(a) of the Merger Agreement shall not be true and correct in all material respects, (2) any of the representations and warranties of Digitas in Section 5.13(k) of the Merger Agreement shall not be true and correct or (3) any of the other representations and warranties of Digitas set forth in the Merger Agreement shall not be true and correct (without giving effect to any limitation as to ‘‘materiality’’ or ‘‘Material Adverse Effect’’ or similar terms set forth in the Merger Agreement), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (see Section 11 above for the definition of ‘‘Material Adverse Effect’’), in each of the cases provided under clause (1), (2) and (3) as if such representations and warranties were made at the time of such determination (except to the extent such representations and warranties relate to an earlier date, in which case only as of such earlier date; or

(f)    Digitas shall have failed to perform in all material respects with any of its obligations, covenants or agreements under the Merger Agreement; or

(g)    any change, event, effect or occurrence shall have occurred arising after the date of the Merger Agreement that has, or would reasonably be expected to have, a Material Adverse Effect; or

(h)    the employment agreement and related letter agreement dated December 20, 2006 between Digitas and David Kenny shall not be in full force and effect, or David Kenny shall not remain employed by Digitas.

The foregoing conditions are for the benefit of Publicis and the Purchaser and may be asserted by Publicis or the Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Publicis or the Purchaser in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Merger Agreement. The failure by Publicis or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

See Section 15 for information with respect to the applicable waiting periods for the review to be undertaken by the U.S. and foreign governmental agencies.

15.	Legal Matters; Required Regulatory Approvals.

Except as set forth in this Offer to Purchase, based on our review of publicly available filings by Digitas with the SEC and other information regarding Digitas, we are not aware of any licenses or regulatory permits that appear to be material to the business of Digitas and its subsidiaries, taken as a whole, and that might be adversely affected by our acquisition of Shares in the Offer. In addition, except as set forth in this Offer, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we expect to seek such approval or action, except as described under ‘‘State Takeover Laws.’’ Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Digitas’ or its subsidiaries’ businesses, or that certain parts of Digitas’, Publicis’, the Purchaser’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Shares in the Offer. See Introduction and Section 14 for a description of the conditions of the Offer.

State Takeover Laws.     A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14.

Antitrust.     Under the HSR Act, and the related rules and regulations that have been promulgated by the U.S. Federal Trade Commission (the ‘‘FTC’’), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the ‘‘Antitrust Division’’) and certain waiting period requirements have been satisfied. These requirements apply to our acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. We intend to file our Notification and Report Form with the FTC and the Antitrust Division as soon as reasonably practicable. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from us, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of our substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR rules. After that time, the waiting period could be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although Digitas is required to file a Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Digitas’ failure to make those filings nor a request made to Digitas from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as our acquisition of Shares in the Offer and the Merger. At any time before or after our purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Publicis, the Purchaser, Digitas or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Publicis and Digitas are required to make a filing with, and receive prior approval from, the German Federal Cartel Office prior to completion of the Offer. The parties made this filing on December 22, 2006. The initial waiting period under the applicable German law is one month from the date of filing.

Based upon an examination of publicly available information relating to the businesses in which Digitas is engaged, we believe that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, we cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Foreign Approvals.     According to publicly available information, Digitas owns property and conducts business in a number of foreign countries and jurisdictions. In connection with the acquisition of the Shares in the Offer or the Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in those countries and jurisdictions might attempt to impose additional conditions on the Surviving Corporation’s operations conducted in those countries and jurisdictions as a result of the acquisition of the Shares in the Offer or the Merger. If such approvals or consents are found to be required the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, we cannot be certain that such approvals or consents will be granted, and, if such approvals or consents are received, we cannot be certain as to the date of those approvals or consents. In addition, we cannot be certain that we will be able to cause Digitas or its subsidiaries to satisfy or comply with those laws or that compliance or noncompliance will not have adverse consequences for Digitas or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

16.	Employment and Compensation Arrangements.

Digitas’ executive officers are party to employment agreements with Digitas or an affiliate of Digitas that provide for enhanced severance benefits upon terminations of employment by Digitas or its applicable affiliate without cause or by the officer for ‘‘good reason’’ (as defined in the agreements). In the event of such a severance-qualifying termination within two years following a change of control, which consummation of the Offer will constitute, David W. Kenny would receive two years of base salary, bonus, and welfare benefits, and his unvested stock options and restricted stock would vest. Each of Ernest W. Cloutier, Cella M. Irvine, Laura W. Lang, Martin F. Reidy and Brian K. Roberts would, upon such a termination receive two years of base salary, one year of bonus, and welfare benefits, and their unvested stock options and restricted stock would vest. Under the agreements, the base salary component of severance would be payable in the form of salary continuation. The bonus component of severance is based on the average of the three most recent annual bonuses received by the officer. The severance payments and benefits are conditioned upon the officer’s execution of a release of claims and compliance with certain restrictive covenants.

In connection with the execution of the Merger Agreement, Messrs. Kenny and Reidy, and Ms. Lang entered into letter agreements with Digitas (in the case of Mr. Kenny, with Publicis as well) which partially amended the terms described above. Pursuant to the letter agreements, each of these three officers agreed to certain limitations on his or her ‘‘good reason’’ triggers in exchange for participation in a retention bonus program. Pursuant to the program, each such officer will, subject to continued employment, receive a retention bonus payable in two equal installments on each of the first two anniversaries of the consummation of the Offer (in Mr. Kenny’s case, payable in three equal installments on each of the first three anniversaries of consummation of the Offer). In the event that the officer’s employment is terminated prior to the second anniversary of the consummation of the Offer under circumstances entitling the officer to severance under the employment agreement, the officer will, in lieu of any cash severance under the employment agreement, receive in a lump sum any unpaid installments of the retention bonus. Unpaid installments of the retention bonus also become payable upon a termination of employment due to death or disability.

The table below sets forth the amount of each executive officer’s retention bonus, or, for officers not party to the new letter agreements, the amount of cash severance that would be payable upon a qualifying termination of employment (assuming a termination date of December 26, 2006). Additionally, it sets forth, as of December 22, 2006, the number of unvested stock options, and the dollar value of Restricted Shares at the Offer price, held by each officer.

Officer	Retention Bonus (Or, If Applicable, Cash Severance Amount) ($)	Unvested Stock Options	Restricted Shares ($)
Ernest W. Cloutier	641,750	6,250	124,673
Cella M. Irvine	1,022,000	46,875	543,065
David W. Kenny	1,942,188	43,750	1,451,115
Laura W. Lang	1,263,474	71,875	1,079,636
Martin F. Reidy	1,105,611	68,750	576,815
Brian K. Roberts	714,000	41,250	248,373

Mr. Kenny’s letter agreement provides additionally that (a) during the two-year period following the Effective Time, he is subject to limitations on disposition of Publicis stock acquired upon stock option exercises, which limitations lapse in four ratable installments every six months beginning on the six-month anniversary of the Effective Time, and lapse in full upon a termination entitling Mr. Kenny to severance or due to his death or disability, (b) all restricted stock that he holds as of the Acceptance Date will be vested at such time, and (c) he and Publicis will cooperate in good faith to negotiate a three-year employment agreement that will take effect as of consummation of the Offer. The new employment agreement is to provide that Mr. Kenny will continue as CEO of Digitas, will serve on the ‘‘P12’’ of Publicis, will report directly to the Chairman of the Management Committee of Publicis, and will receive compensation and employee benefit terms that are in the aggregate at least as favorable as those currently in effect.

Pursuant to the terms of the award agreements governing restricted stock held by non-employee directors of Digitas, all such awards will vest upon consummation of the Offer.

17.	Fees and Expenses.

Citigroup Global Markets Inc. is acting as the Dealer Manager in connection with the Offer and as a financial advisor to Publicis in connection with the Offer and the Merger. In such capacity,

Publicis has agreed to pay Citigroup Global Markets Inc. reasonable and customary compensation for its services and will reimburse them for certain out-of-pocket expenses. Publicis has agreed to indemnify Citigroup Global Markets Inc. and related parties against certain liabilities and expenses in connection with its engagement, including certain liabilities under the United States federal securities laws. In the ordinary course of business, Citigroup Global Markets Inc., its successors and affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

We have retained MacKenzie Partners, Inc. as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, electronic mail, facsimile, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

In addition, we have retained American Stock Transfer & Trust Company as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in Section 8 with respect to information concerning Digitas, except that copies will not be available at the regional offices of the SEC.

We have not authorized any person to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Publicis, the Purchaser, Digitas or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

A Caution Concerning Forward-Looking Statements

This Offer to Purchase contains, in addition to historical information, certain forward-looking statements. All statements included in this Offer to Purchase concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements. Additional information on these and other risks, uncertainties and factors is included in the documents filed by Publicis and Digitas with the SEC; provided that any reference in such filings to the Private Securities Litigation Reform Act of 1995 shall not apply to this Offer to Purchase.

PACIFIC ACQUISITION CORP.

December 26, 2006

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PUBLICIS AND THE PURCHASER

Publicis

Publicis has a two-tier management structure pursuant to which a management board (directoire) manages our day-to-day affairs under the general supervision of a supervisory board (conseil de surveillance), the members of which are elected by stockholders. The members of the management board are also Publicis’ executive officers.

Set forth below is a list of Publicis’ executive officers and directors (the members of our supervisory board and of Publicis’ management board) and for each, a description of current principal occupation or employment and the name of any corporation in which the employment or occupation is conducted, and material occupations, positions, offices or employment during the past five years. Unless otherwise noted below, the address of each of the following persons is 133, avenue des Champs-Elysées, 75008 Paris, France. Unless otherwise noted below, each of the individuals listed below is a French citizen.

Supervisory Board

The supervisory board has the responsibility of exercising whatever ongoing supervisory authority over the management and operations of our company it deems appropriate. Throughout the year, it carries out such inspections as it considers appropriate and is given access to any documents it considers necessary. The supervisory board also reviews the annual accounts prepared by the management board and presents a report on those accounts to the shareholders at the annual shareholders’ meeting. It authorizes the management board to take actions related to strategic decisions, including those related to transactions that could substantially affect the scope of our activities and significant agreements. In addition, under French law, the supervisory board holds certain specific powers, including the power to appoint the members of the management board. Publicis’ statuts (bylaws) provide that each member is elected by the shareholders at an ordinary general shareholders’ meeting. Members of the supervisory board can be removed from office by a majority shareholder vote at any time. They meet as often as the interests of our company require. Pursuant to Publicis’ statuts, each member of the supervisory board must own at least 200 of our shares.

Elisabeth Badinter Initially Appointed	November 1987 (appointed as chairperson of the supervisory board in April 1996)
Expiration Date of Current Term	June 2012
Principal Function in Publicis	Chairperson of the supervisory board and Chairperson of the supervisory board of Médias & Régies Europe SA (France)
Principal Business Activities Outside Publicis	Author

Simon Badinter Initially Appointed	June 1999
Expiration Date of Current Term	June 2011
Principal Function in Publicis	Chairman of the management board and director of international development of:
Médias et Régies Europe SA (France)
Chairman & CEO of Médias et Régies America Inc. (USA)
President et CEO of Omni Media Cleveland Inc. (USA)

President of Gestion Omni Media Inc. (Canada)
Director of Onsport Digital Network (USA)
Permanent representative of Médias et Régies Europe on board of:
R.P.T.P. Métrobus Publicité SA (France)
Mediavision et Jean Mineur SA (France)
Principal Business Activities Outside Publicis	None

Monique Bercault Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director Technical adviser to the chairman of the management board of Médias & Régies Europe SA (France)
Principal Business Activities Outside Publicis	None

Michel Cicurel Initially Appointed	June 1999
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director

Principal Business Activities Outside Publicis	Chairman of the management board of:
La Compagnie Financière Edmond de Rothschild Banque SA (France), and
Compagnie-Financière Saint-Honoré SA (France)
Chairman of the board of:
ERS SA (France),
Edmond de Rothschild SGR SpA (Italy), and
Edmond de Rothschild SIM SpA (Italy)
Chairman of the supervisory board of Edmond de Rothschild Multi Management SAS (France)
Member of the board of:
Banque Privée Edmond de Rothschild SA (Switzerland),
Edmond de Rothschild Limited (U.K.),
La Compagnie Financière Holding Edmond et Benjamin de Rothschild SA (Switzerland),
La Compagnie Benjamin de Rothschild SA (Switzerland),
Bouygues Telecom SA (France),
Cdb Web Tech SpA (Italy),
Rexecode (Association) (France), and
Société Générale SA (France)
Permanent representative of:
Compagnie Financière Edmond de Rothschild Banque on the boards of:
Edmond de Rothschild Corporate Finance SA (France),
Edmond de Rothschild Asset Management SA (France),
Edmond de Rothschild Financial Services SA (France),

Equity Vision SA France, and
Assurances et Conseils Saint-Honoré (France)
Member of the board of Limited Partners of Rothschild & Compagnie Banque SCS (France)
Permanent representative of Compagnie-Financière Saint-Honoré SA on the board of Cogifrance SA (France)
Censuer, Paris-Orléans SA (France)

Michel David-Weill Initially Appointed	June 1990
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Vice-chairman of the board of Groupe Danone SA (France)
Chairperson of the supervisory board of Eurazeo SA (France)
Managing partner of Partena SCS (France)
Manager of:
Parteman SNC (France) and BCNA SNC (France)

Sophie Dulac Initially Appointed	June 1998 (appointed as vice-chairperson in June 1999)
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director, vice-chairperson
Principal Business Activities Outside Publicis	Manager of Sophie Dulac Productions SARL (France) and Sophie Dulac Distribution SARL (France)
Chairperson of the board of Les Ecrans de Paris SA (France)
Chairman of Association Paris Tout Court (France)

Yutaka Narita Initially Appointed	June 2002
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Principal Advisor of Dentsu Inc.
Chairman of the Japan Advertising Agencies Association
Chairman of the Japan Audit Bureau of Circulations
Chairman of Dentsu Communication Institute Inc.
Member of the Foundation Board of the Institute for Management Development
Member of:
the French Chamber of Commerce and Industry in Japan, and the Strategic Council on Attractiveness of France
Professor Emeritus, Beijing University

Tateo Mataki Initially Appointed	September 2004
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	President and Chief Executive Officer of Dentsu Inc.
Vice President of:
Japan Marketing Association International Advertising Association Japan Chapter
Organizing Committee for the IAAF World Championship in Athletics 2007
Member of Controlling Committee of Japan Advertising Agencies Association
President of the Japan Advertising Agencies Association
Member of:
the Nippon Academy Award Association, and
The Tokyo Chamber of Commerce and Industry
Senior Corporate Advisor to Iwate Broadcasting Co., Ltd.
Director of:
Tokyo Broadcasting System Television, Inc.
Broadcasting System of Niigata Inc.
Shinetsu Broadcasting Corporation Ltd.
External director of Television Nishinippon Corporation

Hélène Ploix Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	President of:
Pechel Industries SAS (France),
Pechel Services SAS (France), and
Pechel Industries Partenaires SAS
Member of the board of:
Lafarge SA (France),
BNP Paribas SA (France),
Boots Group Plc (U.K.), and
Ferring SA (Switzerland)
Permanent representative of Pechel Industries on the boards of Aquarelle.com Group SA (France), Quinette Gallay SA (France), CVBG-Dourthe Kressman SA (France), CAE International CS (France)
Permanent representative of Pechel Industries Partenaires on board of:
SVP Management et Participations SA (France)
Manager of Hélène Ploix EURL (France) and Hélène Marie Joseph EURL (France)

Felix George Rohatyn Initially Appointed	June 2001
Expiration Date of Current Term	June 2007
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman of Rohatyn Associates LLC (USA)
Chairman of the Lehman Brothers’ International Advisory Committees
Director of:
LVMH Moët Hennessy Louis Vuitton S.A. (France) and French American Foundation (USA)
Member of supervisory board of Lagardère Group S.A. (France)
Member of the Council on Foreign Relations
Trustee and Vice-Chairman of Carnegie Hall (USA) and Trustee of Center for Strategic and International Studies (CSIS) (USA)
Trustee on the Board of Middlebury College (USA)
Senior Advisor to Chairman and CEO Richard S. Fuld, Jr.

Amaury de Seze Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	President of PAI Partners SAS (France)
Director of:
Cassefour SA (France),
Eiffage SA (France),
Erbé SA (Belgium),
Saeco SA (France),
Groupe Bruxelles Lambert SA (Belgium),
Groupe Industriel Marcel Dassault SA (France),
Power Corporation du Canada Ltd. (Canada),
Pargesa SA (Switzerland),
Vivarte SA (France),
Ellis
Member of the supervisory board of Gras Savoye SCA (France)

Henri-Calixte Suaudeau Initially Appointed	November 1987
Expiration Date of Current Term	June 2012
Principal Function in Publicis	Director of Publicis Conseil SA (France)

Gérard Worms Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director

Principal Business Activities Outside Publicis	Vice Chairman of Rothschild Europe
Member of the supervisory board of:
Métropole Télévision SA (France),
Médias et Régies Europe SA (France),
Paris-Orléans SA (France) and SIACI SA
Director of:
Editions Atlas SAS (France), and
Cofide SA (Italy)
Censeur of:
Ondéo Degrémont SA (France)

Michel Halpérin Initially Appointed	April 2006
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman of the Grand Council of the Republic and Canton of Geneva
Chairman of:
Human Rights Watch, Geneva International Committee,
Amis Suisses de l’Université Ben Gourion du Néguev
Vice Chairman of the Board of Directors: BNP PARIBAS SA (Switzerland)
Member of the Board: Fondation Genève Place Financière and Marc Rich Holding & Co GmbH
Léone Meyer Initially Appointed	April 2006
Expiration Date of Current Term	June 2012
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	President of Phison Capital SAS (France)

    Business Experience of Supervisory Board Members

Elisabeth Badinter, born on March 5, 1944, is the daughter of Marcel Bleustein-Blanchet. Ms. Badinter is a philosopher and was a lecturer at the Ecole Polytechnique, and is the author of numerous books. She has been a member of our supervisory board since 1987 and its chair since 1996.

Simon Badinter, born on June 23, 1968, is the son of Elisabeth Badinter and Robert Badinter. Mr. Badinter joined Médias & Régies Europe in 1991. He was appointed chairman and chief executive officer of Médias & Régies Europe in 2004.

Monique Bercault, born on January 13, 1931, has held a variety of positions with our company since joining us in 1953. In 1972, she was named head of human resources at the predecessor company of Médias & Régies Europe.

Michel Cicurel, born on September 5, 1947, is currently chair of Compagnie Financière Edmond de Rothschild Banque and Compagnie-Financière Saint-Honoré. He was previously a senior official in the French Treasury Department, after which he served as deputy general manager of Compagnie Bancaire, general manager of Cortal Bank, president of Dumenil-Leble Bank and administrator, general manager and vice president of Cerus.

Michel David-Weill, born on November 23, 1932, has held a variety of senior positions in the Lazard group, which he joined in 1961. Among other things, he was the chair of Lazard LLC, chairman and chief executive officer of Lazard Frères Banque and chairman and managing partner of Maison Lazard SAS until May 2005. He is also currently vice-chairman and director of the Danone Group.

Sophie Dulac, born on December 26, 1957, is the niece of Elisabeth Badinter and granddaughter of Marcel Bleustein-Blanchet. Ms. Dulac is the founder and manager of a recruitment counseling company. She has been a member of our supervisory board since 1998 and a vice president of our company since 1999.

Tateo Mataki, born on March 2, 1939, has been president and chief executive officer of Dentsu Inc. since 2004. Mr. Mataki joined Dentsu in 1962, where he held several positions until he joined the Dentsu board of directors in 1995 first as managing directors for the Newspaper and Magazines Divisions, then as senior managing director in charge of Account Services. Named executive vice president in 1999, he became the tenth president of Dentsu Inc. in 2002. Mr. Mataki is a citizen of Japan.

Yutaka Narita, born on September 19, 1929, joined Dentsu in 1953. In 1971, he became director of the newspaper/magazine division and later director of one of Dentsu’s account services divisions. Since he became a member of the Dentsu board of directors in 1981, he served as managing director from 1983-1989 and was subsequently promoted to senior managing director. In 1993 he became the ninth president of Dentsu Inc., and, as of June 27, 2002, he became chairman and chief executive officer of Dents Inc. Mr. Narita has been principal advisor of Dentsu Inc. since 2004. Mr. Narita is a citizen of Japan.

Hélène Ploix, born on September 25, 1944, has served as president of the Banque Industrielle et Mobilière Privée, adviser to the French Prime Minister, director of the International Monetary Fund and the World Bank, deputy general manager of the Caisse des Dépôts et Consignations and president of the Caisse Autonome de Refinancement and CDC Participations. She has been president of Pechel Industries since 1997.

Felix George Rohatyn, born on May 29, 1928, served as the U.S. Ambassador to France from 1997 until 2000. He had previously been a managing director of Lazard Frères and Company. He joined Lazard Frères in 1948 and became a partner there in 1961. From 1968 to 1972, he has also served as a member of the Board of Governors of the New York Stock Exchange. From 1975 to 1993, he was chairman of the Municipal Assistance Corporation of the City of New York. Mr. Rohatyn is a U.S. citizen.

Amaury de Seze, born on May 7, 1946, has held senior operating and management positions in a number of major companies. He was appointed general manager of Volvo France in 1981 and served as its chairman from 1986 to 1993. From 1990 to 1993, he was also president of Volvo’s European operations, senior vice president of AB Volvo and a member of the executive committee of the Volvo group (AB Volvo). He has served on the boards of the French Postal Service, Schneider, Sema Group, Bruxelles Lambert group, Poliet, Clemessy, Compagnie de Fives Lille and Eiffage, among others.

Henri-Calixte Suaudeau, born on February 4, 1936, joined Publicis in 1989 and served as president of our Drugstore subsidiary until 1999. Prior to 1989, he was an estate administrator and real estate valuation consultant for the French court system. He has led our real estate department since 1997.

Gérard Worms, born on August 1, 1936, began his career as a technical adviser in the French civil service. Beginning in 1972, he held general management positions at the Hachette group, the Rhône Poulenc group and then at Société Générale de Belgique. From 1990 to 1995, he served as chairman and chief executive officer of the Compagnie de Suez and Chair of the Indosuez Bank. From 1995 to 1999, he was chairman of the Conseil des Commanditaires of Rothschild et Cie Banque (Paris).

Michel Halpérin, born on October 27, 1948, as Head of the Liberal Group in the Grand Council of the Republic and Canton of Geneva (1998-2004), he sat on committees handling taxes, economic issues and town planning and served as the chair of legal, legislative and human rights committees. From 2003 to 2004, he was Vice Chairman of the Grand Council of the Republic and Canton of Geneva. Mr. Halpérin is a Swiss citizen.

Léone Meyer, born November 8, 1939, from 1998 to 2005, was appointed Chairman and Member of the Supervisory Board of Galeries Lafayette SA, Chairman of Sogefin, Member of the Supervisory Board of BHV and Member of the Boards of Cofinoga, Lafayette Services-Laser and Monoprix. She

was Member of the Supervisory Board of Casino from 2000 to 2003. She is currently President of Phison Capital, a finance and investment company.

Management Board

Under French law, the management board has broad powers to act on behalf of Publicis to further its corporate purposes, subject to those powers expressly granted by law to the supervisory board and to Publicis’ shareholders. The management board must obtain the authorization of the supervisory board to enter into certain transactions. However, these restrictions cannot be used to rescind a transaction with a third party who has entered into the transaction in good faith.

Pursuant to Publicis’ statuts, the management board must have at least two but no more than five members. Publicis’ supervisory board may fill any vacancies on the management board within two months. The supervisory board also appoints one of the members of the management board as chairperson. Under French law, the chairperson of the management board is appointed and may be removed as chairperson (but not as a member of the management board) at any time by the supervisory board with or without cause. A member of Publicis’ management board may be removed by the shareholders or by the supervisory board. The management board meets as often as the interests of Publicis require. Under French law, members of the management board must be natural persons, but need not be shareholders of our company. There is no limitation, other than applicable age limits, on the number of terms that a member of the management board may serve.

The following table sets forth, for each member of our management board, the member’s current function in our company and principal business activities outside of Publicis, the date the member’s current term of office is scheduled to expire and the date the member joined the management board.

Maurice Lévy Initially Appointed	November 1987
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Chairman of the management board,
Chairman and chief executive officer of Publicis Conseil SA (France)
Chairman, chief executive officer and director of Publicis USA Holdings, Inc. (USA)
Member of the supervisory board of Médias & Régies Europe SA (France)
Director of:
MMS USA Holding, Inc. (USA),
Publicis Canada Inc. (Canada),
Fallon Group, Inc. (USA)
Principal Business Activities Outside Publicis	President of the Palais de Tokyo, site de création contemporaine (French association under the law of 1901) Member of the supervisory board of Deutsche Bank

Claudine Bienaimé Initially Appointed	January 2004
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Member of management board and general secretary President of: Publicis Groupe Services SAS (France) Director of: Publicis Conseil SA (France)
Solange Stricker MS&L France SA (France)
Groupe Zenithoptimedia SA (France)
Publicis Groupe Investissements BV (Netherlands)
Publicis Holdings BV (Netherlands)
Publicis Groupe Holdings BV (Netherlands)
D’Arcy Masius Benton & Bowles, Inc (USA)
US International Holding Company, Inc (USA)
Permanent Representative of Publicis Group on
board of:
Publicis Technology SA (France)
Permanent Representative of Publicis Conseil SA on board of:
Publicis EtNous SA (France)
Re: sources. France SAS (France)
Loeb & Associés SA (France)
World Advertising Movies SA (France)
Publicis Constellation SA (France)
Member of management committee of
Multi Market Services France Holdings SAS (France)
Principal Business Activities Outside Publicis	Chairman and CEO of Société Immobilière du Boisdormant SA (France)
Director of:
Gévelot SA (France)
P. C. M. Pompes SA (France)
Gévelot Extrusion SA (France)
Gurtner SA (France)
Managing director (directeur général délégué) of:
Rosclodan SA (France)
Sopofam SA (France)
Chair of the Audit Committee: Gévelot SA
Manager (gérant) of:
SCI Presbourg Etoile (France)

Jack Klues Initially Appointed	January 2005
Expiration Date of Term	December 2007
Principal Function in Publicis	Member of management board President of Publicis Groupe Media Director of: Starcom Worldwide SA (France), Starcom Worldwide SA de CV (Mexico)
Principal Business Activities Outside Publicis	Director of Off the Street Club

Kevin Roberts Initially Appointed	September 2000
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Member of management board; Chairman and CEO of Saatchi & Saatchi Worldwide Inc. (USA)
Director of:
Saatchi & Saatchi Compton Worldwide, Inc.
Saatchi & Saatchi North America, Inc.
Rowland Communications Worldwide, Inc.
Thomson Murray, Inc. (USA)
Principal Business Activities Outside Publicis	Director of: USA Rugby (USA), Red Rose Limited (New Zealand), Red Rose Charitable Services Limited (New Zealand), NZ Edge.com Holding Limited (New Zealand)

Bertrand Siguier Initially Appointed	June 1999
Expiration Date of Current Term	December 2007

Principal Function in Publicis	Member of management board
Chairman and CEO of Multi Market Services France Holdings SAS (France)
Chairman of Zone Iletisim Hizmetleri AS (Turkey)
Director of:
Publicis Constellation SA (France),
Publicis Technology SA (France),
Publicis Canada Inc. (Canada),
Multi Market Services Limited (UK),
Publicis Hellas Advertising (Greece),
Publicis Communication Limited (New Zealand),
Publicis Mojo Limited (New Zealand),
Publicis Communicacion Espana, SA (Spain),
Publicis Publicidade LDA (Spain),
Publicis Sp. z.o.o. (Poland),
Beacon Communications K.K. (Japan),
Publicis Graphics Group Holding SA (Luxembourg),
Publicis.Wet Desert Sdn Bhd (Malaysia),
Publicis Communication (Pty) Ltd (South Africa)
Publicis Srl (Italy)
Permanent Representative of Publicis Group on board of: Publicis Finance Services SA (France)
Permanent Representative of Multi Market Services France Holdings SAS in:
Léo Burnett SAS (France)
Quomodo SAS (France)
Marcel SNC (France)
Vice Chairman of:
Bold Ilettisim Tasarimlari Pazarlama ve Danismanlik
Hizmetleri Sanayi ve Ticaret AS (Turkey)
Allmedia Medya Planlama Satinalama Danismanlik ve Pazarlama AS (Turkey)
Yorum Tanitim Basim ve Yayin Hizmetleri AS (Turkey)
Deputy chairman of iSe International Sport and Entertainment AG (Switzerland)
Principal Business Activities Outside Publicis	Board member of Gantois SA (France) HM Editions (France) Gaumont (France)

    Business Experience of Management Board Members

Claudine Bienaimé, born on November 23, 1939, has been working for Publicis since 1966 in a variety of management positions, including general secretary of Publicis Conseil Groupe and chairperson of Publicis Centre Media. Since 2001 she has been general secretary of our company.

Jack Klues, born on December 8, 1954, was chief executive officer of Starcom MediaVest Group until his appointment in 2005 to the position of President of Publicis Groupe Media of which he was one of the founders. Publicis Groupe Media is a management board formed in 2004 to oversee and guide our media networks of SMG and ZenithOptimedia. He began his career in 1977 in the Leo Burnett Media department. He rose through the ranks of the media department and was named to the Leo Burnett Company board of directors prior to launching Starcom Worldwide in 1998. He became chairman of the new global company, and then became chief executive officer of SMG when the media companies became sister companies in the formation of Bcom3. Mr. Klues is a U.S. citizen.

Maurice Lévy, born on February 18, 1942, joined Publicis in 1971 and was given responsibility for Publicis’ data processing and information technology systems. He was successively appointed general secretary (1973), managing director (1976) and chair and chief executive officer (1981) of Publicis Conseil. He became vice chair of Publicis in 1986 and chair of the management board in 1988.

Kevin Roberts, born on October 20, 1949, joined Saatchi & Saatchi as chief executive officer and Cordiant as a director in 1997. In 1999, he became chief executive officer of Saatchi & Saatchi. Mr. Roberts had previously been a group marketing manager for Procter & Gamble, which he left in 1982 to become regional president of Pepsi-Cola Middle East. In 1987, he was appointed regional president of Pepsi-Cola Canada. He became chief operating officer and director of Lion Nathan Limited in 1989. Mr. Roberts is a British citizen.

Bertrand Siguier, born on June 10, 1941, was a financial analyst at the Neuflize Schlumberger Mallet Bank from 1967 to 1969. He joined our account management department in 1969. Throughout his tenure with us, Mr. Siguier has been involved with managing some of our most important client accounts. He served as deputy manager and international coordinator of Publicis Intermarco Farner from 1974 until 1979, when he became deputy managing director of our agency in London. He joined the board of directors of Publicis Conseil in 1982, serving there until his appointment as vice president of Publicis Communications in 1988. He has been a member of Publicis’ management board since 1999.

Pacific Acquisition Corp.

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Publicis. The business address of each such person is c/o Publicis, at 133, avenue des Champs-Elysées, 75008, Paris, France, and, unless otherwise indicated below, each such person is a citizen of France.

Name	Position
Maurice Lévy	Chairman of the Board and President
Jean-Michel Etienne	Vice President, Treasurer and Director
Russell Kelley	Vice President, Secretary and Director

Maurice Lévy, born on February 18, 1942, joined Publicis in 1971 and was given responsibility for Publicis’ data processing and information technology systems. He was successively appointed general secretary (1973), managing director (1976) and chair and chief executive officer (1981) of Publicis Conseil. He became vice chair of Publicis in 1986 and chair of the management board in 1988.

Jean-Michel Etienne, born on November 2, 1951, joined Publicis Groupe as Chief Financial Officer in September 2000. He was appointed Executive Vice President — Chief Financial Officer in September 2006.

Russell Kelley, born on November 5, 1949, was appointed General Counsel of Publicis Groupe in September 2002. Mr. Kelley had previously been General Counsel & Company Secretary of Allied Domecq plc. Mr. Kelley is a U.S. citizen.

The Depositary for the Offer is:

By Mail or Overnight Courier:	By Facsimile Transmission (for eligible institutions only):	By Hand:
American Stock Transfer & Trust Company Attention: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company Attention: Reorganization Department Facsimile: 718-234-5001 To confirm: 1-877-248-6417	American Stock Transfer & Trust Company Attention: Reorganization Department 59 Maiden Lane Plaza Level New York, NY 10038

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses or telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
(212) 929-5500 (Call Collect)
or
Call Toll-Free: (800) 322-2885

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.
Special Equity Transactions Group
390 Greenwich Street, 5th Floor
New York, New York 10013
Collect: 212-723-7838
Toll free: 1-877-531-8365